Grupo PRISA





To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 30/03/05
No. of pages (including this one): -91-

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A). The English version of a notice of significant event (*Comunicación de hecho relevante*), dated February, 18, 2005, regarding the second semi annual report of the year 2004, that is attached as **Item 1.** This English version was not filed with the CNMV.

B) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated March 7, 2005, regarding the initial agreement reached between Promotora de Informaciones, S.A., Le Monde et Partenaires Associés (SAS) and Le Monde (SA) in order to make an investment in the latter, that is attached as **Item 2.** This English version was not filed with the CNMV.

C) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated March 17, 2005, regarding the resolutions adopted by the General Shareholders' Meeting held on said date, that is attached as **Item 3.** This English version was not filed with the CNMV.

Dlw 4/11

D) Notification, dated March 17, 2005, of the transcripts of the speeches of the Chairman of the Board of Directors Meeting and the Chief Executive Officer made at the Ordinary General Shareholders' Meeting held on said date. The notification (in Spanish) is attached as **Item 4**. No English translations, versions or summaries of this document has been prepared.

E) The English version of a notification, dated March 17, 2005, attaching the announcement published regarding the payment of dividends by the company, that is attached as **Item 5.** This English version was not filed with the CNMV.

F) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated March 17, 2005, regarding a plan to deliver treasury shares in the company to executive directors and managers of Grupo Prisa, that is attached as **Item 6.** This English version was not filed with the CNMV.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,



Miguel Satrústegui
General Secretary

Enclosures

ITEM 1

3.2.2 version

Security Reference

QUARTERLY EARNINGS REPORT FOR:

SEMESTER 2 **YEAR** 2004

Company Name:
PROMOTORA DE INFORMACIONES, S.A.

Registered Offices:
GRAN VIA, 32, 6 PLANTA

Tax ID No.: A-28297059

Persons responsible for this information, positions that they hold, and identification of the power or powers of attorney by virtue of which they represent the company:

Juan Luis Cebrian, CEO of the Prisa Group
Notarial Power of Attorney No. 2387/99 of July 5, 1999

CONTENT OF HALF-YEARLY INFORMATION PROVIDED
(mark with an X where applicable)

		Individual	Consolidated
I. Data Identifying Issuer	0010	X	
II. Variation in Consolidated Group	0020		X
III. Basis for Presentation and Valuation Standards Applied	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Net Turnover by Activity	0060	X	X
VII. Number of Employees	0070	X	X
VIII. Business Performance	0080	X	X
IX. Dividends Distributed	0090	X	
X. Significant Events	0100	X	X
XI. Schedule Explaining Significant Events	0110	X	X
XII. Auditors' Special Report	0120		

II. VARIATION IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (19)

Variations in the Consolidation Perimeter

Local TV Business Unit

In July, 2004, using the full consolidation method Grupo PRISA commenced to consolidate Málaga Altavisión, S.A. and its dependent companies Axarquía Visión, S.A.; Marbella Digital Televisión, S.A. and Telecomunicaciones Antequera, S.A., which were previously consolidated using the equity method. This change in consolidation method was due to the 18.06% increase in Promotora de Emisoras de Televisión, S.A.'s shareholdings in Málaga Altavisión, S.A., which now total 73.72%.

In July 2004, Promociones Audivisuales Sevillanas, S.A., a company 55% controlled by Promotora de Emisoras de Televisión, S.A., sold its share in Lepevisión, S.A., which was previously consolidated by the equity accounting method. Therefore, Prisa does not own any shares in this company.

In July 2004 Prisa set up Grupo de Comunicación y Televisión Castilla la Mancha, S.A., a company 33,33% owned by Promotora de Emisioras de Televisión, S.A. The company is consolidated by the equity accounting method.

In August 2004, Prisa set up Localia TV Valencia, S.A., a company 100% owned by Promotora de Emisoras de Televisión, S.A. The company is consolidated by the full consolidation method.

In September 2004, Promotora de Emisoras de Televisión, S.A. increased its ownership in Televisión, Medios y Publicidad, S.L. up to 100%. The company is consolidated by the full consolidation method.

In November 2004, Promotora de Emisoras de Televisión, S.A. reduced its ownership in Unión de Televisiones Gallegas, S.A. from 29,5% to 28,8%. The company is consolidated by the equity accounting method.

In December 2004, Productora Audiovisual de Badajoz, S.A., a company 51% controlled by Promotora de Emisoras de Televisión, S.A., sold its ownership in Producciones Audiovisuales Videoline, S.L, which was previously consolidated by the full consolidation method.

Spanish Press Business Unit

In July, 2004, Agencia Informativa de Noticias Económicas, S.L., a wholly-owned subsidiary of Grupo Empresarial de Medios Impresos, S.L., which had been consolidated by the full consolidation method, was dissolved.

Radio Business Unit

In December 2004, following the administrative allowance, Sociedad Española de Radiodifusión, S.A. started consolidating the company Radio Gibralfaro, S.A.,. The company is 100% controlled by Sociedad Española de Radiodifusión, S.A. and it is consolidated by the full consolidation method.

Distribution Business Unit

In August 2004, Diserpe, S.L.R.U., a company 100% controlled by Valdisme, was set up. As a result, Prisa indirectly owns a 23.75% stake in Diserpe, S.L.R.U. The company is consolidated by the equity accounting method.

In Septiembre 2004, Suscripciones de Medios Editoriales, S.L., a company 100% controlled y Distrimedios, S.L. was set up. As a result, Prisa indirectly owns a 29% stake in Suscripciones de Medios Editoriales, S.L. The company is consolidated by the equity accounting method.

International Media Business Unit

In September 2004, GLR Networks, L.L.C, a company 100% controlled by GLR Services Inc., was set up. The company is consolidated by the full consolidation method.

Leisure and Entertainment Business Unit

In September 2004, Plural Entertainment Canarias, S.L., a company 100% owned by Plural Entertainment España, S.L., was set up. The company is consolidated by the full consolidation method.

III. FILING CRITERIA AND VALUATION RULES

(The preparation of the financial and accounting data and information included in the present periodic public report should be based on the valuation principles and rules, and the accounting criteria set forth in current legislation regulating the preparation of the financial and accounting information included in the annual accounts and intermediate financial statements corresponding to the business sector in which the company is engaged. In the event that the generally accepted accounting principles and criteria required pursuant to the corresponding current legislation have exceptionally not been applied to the attached data and information, that fact should be underscored and sufficiently explained, indicating the impact that not applying such criteria may have on equity, financial position, and the results of the company or its consolidated group. In addition and in similar detail, if applicable and with regard to the latest audited annual accounts, mention should be made and an explanation provided concerning any changes in the accounting criteria used in the preparation of the attached information. It should likewise be expressly stated whether the same accounting principles, criteria and policies applied to the last annual accounts were used, and whether they correspond to the current accounting rules applicable to the company.)

The same accounting principles, criteria and policies that were used to prepare the last annual accounts and the latest earnings report were applied in the preparation of this filing.

IV. INDIVIDUAL COMPANY BALANCE SHEET

Units: Euros 000

ASSETS

		Code	CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHARE CAPITAL	0200		
I.	Start-up Expenses	0210	1,445	2,192
II.	Intangible Assets	0220	4,565	5,061
II.1.	Rights in Leased Assets	0221	0	0
II.2.	Other Intangible Assets	0222	4,565	5,061
III.	Tangible Assets	0230	8,582	77,800
IV.	Long-Term Financial Investments	0240	937,483	762,708
V.	Long-Term Treasury Shares	0250	29,706	29,365
VI.	Long-term Trade Debtors	0255	0	0
B)	FIXED ASSETS (1)	0260	**981,781**	**877,126**
C)	DEFERRED EXPENSES (2)	0280	2,983	3,259
I.	Called-up Share Capital	0290	0	0
II.	Inventory	0300	0	0
III.	Debtors	0310	47,394	39,050
IV.	Short-term Investments	0320	533,555	274,148
V.	Short-term Treasury Stock	0330	0	0
VI.	Cash and Banks	0340	335	12,900
VII.	Prepayments	0350	504	444
D)	CURRENT ASSETS	0360	**581,788**	**326,542**
	TOTAL ASSETS (A + B + C + D)	0370	**1,566,552**	**1,206,927**

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	0500	21,881	21,881
II.	Reserves	0510	563,130	508,154
III.	Profit/Loss from Previous Years	0520	0	0
IV.	Profit/Loss for the Year	0530	62,434	77,622
V.	Interim Dividends Paid During the Year	0550	0	0
A)	SHAREHOLDERS' EQUITY	0560	**647,445**	**607,657**
B)	DEFERRED INCOME(3)	0590	1,332	2,442
C)	PROVISIONS FOR LIABILITIES AND CHARGES	0600	13,236	10,794
I.	Issue of Bonds and Other Negotiable Securities	0610	0	0
II.	Amounts Owed to Credit Institutions	0615	210,078	181,788
III.	Amounts Owed to Group and Associated Companies	0620	196,088	190,986
IV.	Long-term Trade Creditors	0625	0	0
V.	Other Long Term Liabilities	0630	198	3,314
D)	LONG TERM CREDITORS	0640	**406,364**	**376,088**
I.	Issue of Bonds and Other Negotiable Securities	0650	0	0
II.	Amounts Owed to Credit Institutions	0655	62,364	25,983
III.	Amounts Owed to Group and Associated Companies	0660	429,621	175,764
IV.	Trade Creditors	0665	2,555	4,173
V.	Other Short Term Liabilities	0670	3,635	4,026
VI.	Accruals	0680	0	0
E)	SHORT TERM CREDITORS (4)	0690	**498,175**	**209,946**
F)	SHORT TERM PROVISIONS FOR LIABILITIES AND CHARGES	0695		0
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**1,566,552**	**1,206,927**

V. INDIVIDUAL COMPANY RESULTS

Units: Euros 000

		Code	CURRENT YEAR Amount	%	LAST YEAR Amount	%
+	Net Turnover (5)	0800	147,812	100.00%	103,517	100.00%
+	Other Income (6)	0810	0	0.00%	0	0.00%
+/-	Change in Stocks of Finished and Semi-finished Goods	0820	0	0.00%	0	0.00%
=	TOTAL VALUE OF PRODUCTION???	0830	**147,812**	100.00%	**103,517**	100.00%
-	Net Purchases	0840	0	0.00%	0	0.00%
+/-	Change in Stocks of Commodities, Raw Materials and Other Consumables	0850	0	0.00%	0	0.00%
-	External Costs and Operating Costs (7)	0860	-11,584	-7.84%	-10,407	-10.05%
=	ADJUSTED VALUE-ADDED	0870	**136,228**	92.16%	**93,110**	89.95%
+/-	Other Expenses and Income (8)	0880	0	0.00%	0	0.00%
-	Personnel Costs	0890	-11,134	-7.53%	-10,244	-9.90%
=	GROSS OPERATING PROFIT	0900	**125,094**	84.63%	**82,866**	80.05%
-	Allowance for Fixed Asset Depreciation	0910	-4,181	-2.83%	-6,383	-6.17%
-	Allowance for Reversion Fund	0915		0.00%	0	0.00%
+/-	Change in Provisions for Working Capital (9)	0920		0.00%	0	0.00%
=	NET OPERATING PROFIT	0930	**120,913**	81.80%	**76,483**	73.88%
+	Financial Income	0940	11,848	8.02%	18,339	17.72%
-	Financial Expenses	0950	-12,024	-8.13%	-16,781	-16.21%
+	Interest and Capitalized Exchange Rate Differences	0960	0	0.00%	0	0.00%
+/-	Allowance for Depreciation and Financial Provisions (10)	0970	0	0.00%	0	0.00%
=	ORDINARY INCOME	1020	**120,737**	81.68%	**78,041**	75.39%
+/-	Profits from Intangible Assets and Control Portfolio (11)	1021	134	0.09%	10,459	10.10%
+/-	Change in Provisions for Intangible and Tangible Assets and Control Portfolio (12)	1023	-81,405	-55.07%	-34,185	-33.02%
+/-	Profits from Operations with Own Shares and Bonds (13)	1025	0	0.00%	0	0.00%
+/-	Profits from Previous Years (14)	1026	0	0.00%	0	0.00%
+/-	Other Non-operating Profit (15)	1030	-3,973	-2.69%	7,408	7.16%
=	PROFIT BEFORE TAXES	1040	**35,493**	24.01%	**61,723**	59.63%
+/-	Corporate Income Tax and Others	1042	26,941	18.23%	15,899	15.36%

= PROFIT FOR THE YEAR	1044	62,434	42.24%	77,622	74.98%

IV. BALANCE SHEET FOR THE CONSOLIDATED GROUP

Units: Euros 000

ASSETS

		Code	CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHARE CAPITAL	1200	0	0
I.	Start-up Expenses	1210	10,240	11,874
II.	Intangible Assets	1220	93,734	114,257
II.1.	Rights in Leased Assets	1221	12,401	24,668
II.2.	Other Intangible Assets	1222	81,333	89,589
III.	Tangible Assets	1230	295,463	292,129
IV.	Financial Investments	1240	262,350	274,467
V.	Long-Term Parent Company Stock	1250	29,706	29,365
VI.	Long-Term Trade Debtors	1255	0	0
B)	FIXED ASSETS (1)	1260	**691,493**	**722,092**
C)	GOODWILL ON CONSOLIDATION	1270	428,158	316,338
D)	DEFERRED EXPENSES (2)	1280	5,857	6,852
I.	Called-up Share Capital	1290	0	0
II.	Inventory	1300	99,851	91,056
III.	Debtors	1310	460,871	429,827
IV.	Short-term Investments	1320	8,642	10,139
V.	Short-term Parent Company Stock	1330	0	0
VI.	Cash and Banks	1340	21,888	39,312
VII.	Prepayments	1350	6,938	11,020
E)	CURRENT ASSETS	1360	**598,190**	**581,354**
	TOTAL ASSETS (A + B + C + D + E)	1370	**1,723,698**	**1,626,636**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Share Capital	1500	21,881	21,881
II. Parent Company Reserves	1510	563,130	508,154
III. Consolidated Companies' Reserves (16)	1520	94,536	117,135
IV. Translation Adjustments (17)	1530	-47,034	-47,102
V. Profits/Loss Attributable to the Parent Company	1540	103,252	60,597
VI. Interim Dividends Paid During the Year	1550	0	0
A) SHAREHOLDERS' EQUITY	1560	**735,765**	**660,665**
B) MINORITY INTERESTS	1570	16,747	28,024
C) LOSS ON CONSOLIDATION	1580	0	0
D) DEFERRED INCOME (3)	1590	7,288	9,147
E) PROVISIONS FOR LIABILITIES AND CHARGES	1600	21,531	19,839
I. Issue of Bonds and Other Negotiable Securities	1610	162,300	162,300
II. Amounts Owed to Credit Institutions	1615	260,418	296,560
III. Long-Term Trade Creditors	1625	0	0
IV. Other Long-Term Liabilities	1630	36,175	22,926
F) LONG-TERM CREDITORS	1640	**458,893**	**481,786**
I. Issue of Bonds and Other Negotiable Securities	1650	0	0
II. Amounts Owed to Credit Institutions	1655	144,591	106,987
III. Trade Creditors	1665	199,827	192,375
IV. Other Short-Term Liabilities	1670	132,494	122,915
V. Accruals	1680	6,562	4,898
G) SHORT-TERM CREDITORS (4)	1690	**483,474**	**427,175**
H) SHORT-TERM PROVSIONS FOR LIABILITIES AND CHARGES	1695	0	0
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	1700	**1,723,698**	**1,626,636**

V. CONSOLIDATED GROUP RESULTS

Units.: Euros 000

			CURRENT YEAR Amount	%	LAST YEAR Amount	%
+	Net Turnover (5)	1800	1,375,203	100.00%	1,250,780	100.00%
+	Other Income (6)	1810	50,467	3.67%	54,136	4.33%
+/-	Change in Stocks of Finished and Semi-finished Goods	1820	0	0.00%	0	0.00%
=	TOTAL VALUE OF PRODUCTION	1830	**1,425,670**	103.67%	**1,304,916**	104.33%
-	Net Purchases	1840	-430,507	-31.30%	-408,928	-32.69%
+/-	Change in Stocks of Commodities, Raw Materials and Other Consumables	1850	0	0.00%	0	0.00%
-	External Costs and Operating Costs (7)	1860	-381,340	-27.73%	-345,508	-27.62%
=	ADJUSTED VALUE-ADDED	1870	**613,823**	44.64%	**550,480**	44.01%
+/-	Other Expenses and Income (8)	1880	0	0.00%	0	0.00%
-	Personnel Costs	1890	-339,553	-24.69%	-328,620	-26.27%
=	GROSS OPERATING PROFIT	1900	**274,270**	19.94%	**221,860**	17.74%
-	Allowance for Fixed Asset Depreciation	1910	-72,529	-5.27%	-77,497	-6.20%
-	Allowance for Reversion Fund	1915	0	0.00%	0	0.00%
+/-	Change in Provisions for Working Capital (9)	1920	-11,584	-0.84%	-8,295	-0.66%
=	NET OPERATING PROFIT	1930	**190,157**	13.83%	**136,068**	10.88%
+	Financial Income	1940	17,472	1.27%	39,214	3.14%
-	Financial Expenses	1950	-28,974	-2.11%	-34,328	-2.74%
+	Capitalized Interest and Exchange Rate Differences	1960	0	0.00%	0	0.00%
+/-	Allowance for Depreciation and Financial Provisions (10)	1970	-37	0.00%	-15	0.00%
+/-	Profit/Loss on Conversion (18)	1980	0	0.00%	0	0.00%
+/-	Share of Profit/Loss in Companies Consolidates Using the Equity Method	1990	-22,308	-1.62%	-28,914	-2.31%
-	Amortization of Consolidation Goodwill	2000	-22,083	-1.61%	-24,480	-1.96%
+	Reversion of Negative Differences on Consolidation	2010	0	0.00%	0	0.00%
=	RESULTADO ACTIVIDADES ORDINARIAS	2020	**134,227**	9.76%	**87,545**	7.00%
+/-	Profit/Loss from Intangible and Tangible Assets and Control Portfolio (11)	2021	23,441	1.70%	21,134	1.69%
+/-	Change in Provisions for Intangible and Tangible Assets and Control Portfolio (12)	2023	-2,646	-0.19%	-5,644	-0.45%
+/-	Profit/Loss on Operations with Own Shares and Bonds (13)	2025	0	0.00%	0	0.00%
+/-	Profit/Loss from Previous Years (14)	2026	0	0.00%	0	0.00%
+/-	Other Extraordinary Profit/Loss (15)	2030	-37,445	-2.72%	-17,484	-1.40%

=	CONSOLIDATED PROFIT/LOSS BEFORE TAXES	2040	**117,577**	8.55%	**85,551**	6.84%
+/-	Tax on Profits	2042	-12,629	-0.92%	-23,451	-1.87%
=	CONSOLIDATED PROFIT/LOSS FOR THE YEAR	2044	**104,948**	7.63%	**62,100**	4.96%
+/-	Profit/Loss Attributable to Minority Interests	2050	-1,696	-0.12%	-1,503	-0.12%
=	PROFIT/LOSS FOR THE YEAR ATTRIBUTABLE TO THE PARENT COMPANY	2060	**103,252**	7.51%	**60,597**	4.84%

VI. DISTRIBUTION OF NET TURNOVER BY ACTIVITY

ACTIVITY		INDIVIDUAL Current Year	INDIVIDUAL Previous Year	CONSOLIDATED Current Year	CONSOLIDATED Previous Year
Advertising Revenues	2100			533,098	480.474
Sales of Books and Copyrights	2105			343,643	326.492
Newspaper/Magazine Sales	2110			235,468	225.156
Promotional Activities	2115			114,145	54,647
Other Income	2120	147,812	103,517	148,849	164,011
	2125				
	2130				
	2135				
	2140				
Works Finished Pending License (*)	2145				
Total I.N.C.N	2150	**147,812**	**103,517**	**1,375,203**	**1,250,780**
Internal Market	2160	147,812	103,517	1,102,672	983,443
Exports: European Union	2170			22,456	29,238
OECD Countries	2173			81,882	84,814
Other Countries	2175			168,193	153,285

(*) Applicable only to construction companies

VII. NUMBER OF EMPLOYEES DURING THE PERIOD

		INDIVIDUAL Current Year	INDIVIDUAL Previous Year	CONSOLIDATED Current Year	CONSOLIDATED Previous Year
TOTAL EMPLOYEES	3000	105	103	9,114	9,064

VIII. BUSINESS PERFORMANCE

(In addition to conforming to the instructions for filing this half-yearly information, the information included herein should expressly mention the following aspects: trends in income and associated costs; composition and analysis of the principal operations giving rise to extraordinary profits or losses; observations concerning the most relevant investments and divestments, explaining their impact on the company's working capital and especially on its cash situation; sufficient explanation of the nature and effects of items that may have caused significant variations in the company's turnover or in its profits or losses during the current six-month period with regard to the information made public during the previous quarter).

(See the attached file)

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(Mention the dividends actually paid since the beginning of the financial year).

		% above par	Euros per share (x.xx)	Amount (Euros 000)
1. Ordinary Shares	3100	100.0	0.10	20,787
2. Preference Shares	3110			
3. Non-voting Shares	3120			

Additional information concerning the distribution of dividends (interim, complementary, etc.)

Attachment on the next page (G-8b)

X. SIGNIFICANT EVENTS (*)

			YES	NO
1.	Acquisitions or transfers of holdings in listed companies for which notification is mandatory pursuant to Article 53 of the Securities Market Law (5% and multiples).	3200	X	
2.	Acquisitions of treasury shares for which notification is mandatory pursuant to the First Additional Provision of the Companies Law (1%).	3210		X
3.	Other significant increases or decreases in fixed assets (holdings in excess of 10% in non-listed companies, relevant material investments or divestitures, etc.).	3220	X	
4.	Increases or reductions in share capital or in the face value of shares.	3230		X
5.	Bond issues, repayment or cancellation.	3240		X
6.	Change of directors or members of the Board of Directors.	3250		X
7.	Amendment of corporate bylaws.	3260		X
8.	Transformations, mergers or demergers.	3270		X
9.	Changes in the institutional regulation of the sector having a significant impact on the economic or financial position of the company or group.	3280		X
10.	Lawsuits, litigation or disputes that may significantly affect the equity position of the company or group.	3290		X
11.	Insolvencies, suspension of payments, etc.	3310		X
12.	Special agreements concerning the total or partial limitation, assignment or waiver of political or economic rights with respect to shareholdings in the company.	3320		X
13.	Strategic alliances with national or international groups (stock swaps, etc.).	3330		X
14.	Other significant events.	3340	X	

(*) Mark the corresponding column with an "X". Where the answer is "yes," attach an explanation including the date of the notice filed with the CNMV (National Securities Market Commission) and the SRBV (Stock Exchange Management Company).

Additional information concerning distribution of dividends (interim, complementary, etc.)

XI. SCHEDULE EXPLAINING SIGNIFICANT EVENTS

On July 16, 2004, PROMOTORA DE INFORMACIONES, S.A. announced that at its meeting on July 15, 2004 the Board of Directors approved a Compensation Package granting stock options in the Company to Executive Directors and Directors of Grupo Prisa, in accordance with the authorization granted in that regard at the Annual Shareholders' Meeting of April 15, 2004.

On July 22, 2004, PROMOTORA DE INFORMACIONES, S.A. filed its half-yearly results report for the first semester of 2004.

On July 28, 2004, PROMOTORA DE INFORMACIONES, S.A. announced that it had signed a letter of intent with regard to the purchase and subscription of a capital increase with Radio Ambiente Musical S.A. (RAMSA) and ONA CATALANA, S.A.
The agreement provides for PRISA's acquisition of 85% of the capital in ONA CATALANA S.A. Part will be acquired through the purchase of shares from RAMSA and the other through the subscription of a capital increase in ONA CATALANA S.A.

On September 2, 2004, PROMOTORA DE INFORMACIONES, S.A. announced an increase in its shareholdings in SOGECABLE, S.A., to a total of 22.00%

On October 15, 2004, PROMOTORA DE INFORMACIONES, S.A. announced an increase in its shareholdings in SOGECABLE, S.A., to a total of 23.00%

On October 22, 2004, PROMOTORA DE INFORMACIONES, S.A. filed its results report for the third quarter of 2004.

On November 17, 2004, PROMOTORA DE INFORMACIONES, S.A. announced that the GRUPO PRISA subsidiaries GRUPO LATINO DE RADIO (GLR) and CORPORACIÓN ARGENTINA DE RADIODIFUSIÓN had reached an initial agreement for the future acquisition of the companies RADIO CONTINENTAL and RADIO ESTÉREO, which belong to GRUPO TELEFÓNICA and carry out their radio broadcasting activities in Argentina.

On November 23, 2004, PROMOTORA DE INFORMACIONES, S.A. announced that, in compliance with an initial agreement reached with the parties and communicated to the National Securities Exchange Commission on November 17, 2004, its subsidiaries GLR SERVICES Inc. and CORPORACIÓN ARGENTINA DE RADIODIFUSIÓN, S.A. had entered into an agreement to acquire 100% of the share capital of RADIO CONTINENTAL LS4, S.A. and RADIO ESTÉREO, S.A., radio broadcasting companies in Argentina belonging to Grupo TELEFÓNICA, for 10.5 million dollars.

On December 17, 2004 PROMOTORA DE INFORMACIONES, S.A. announced that its subsidiary Prisa División Inmobiliaria, S.L. and its directly-controlled company Mateu Cromo Artes Gráficas, S.A. had sold their properties located in the Pinto Industrial Park (in the Autonomous Community of Madrid) for 63 million Euros, of which 41 million correspond to Prisa División Inmobiliaria and the rest to Mateu Cromo. Overall, the operation generated approximately 11 million Euros in capital gains for Grupo Prisa.

XII. SPECIAL AUDIT REPORT

(This section should only be completed with information from the first semester of the financial year following the last one that was closed and audited, and is only applicable to those companies which, pursuant to the provisions of Section 13 of the Ministerial Order of January 18, 1991, are obliged to file a special audit report when the auditors of the audit report of the annual accounts issued for the previous year declined to issue an opinion or issued a negative report or one containing provisos. The special audit report should indicate that an appendix is attached to the half-year information containing explanations from the directors of the company with respect to the current situation concerning the provisos included by the auditors in their report on the audit conducted of the previous year's annual accounts and which, in accordance with applicable auditing standards, served as a basis for the special audit report).

(not applicable)

INSTRUCTIONS FOR PROVIDING HALF-YEAR INFORMATION (GENERAL)

- Unless otherwise indicated, all figures should be expressed in thousands of Euros, rounded off and without decimals.

- Negative figures should be expressed with a minus sign (-) in front of the corresponding number.

- Unless otherwise indicated, the figure corresponding to the previous year should be shown next to the figures for this year.

- The information to be included in the section on Business Performance should enable investors to reach an informed opinion concerning the company's activities and the results obtained during the period covered by this report, as well as its financial position and other essential data concerning the general course of the company's affairs.

- Definitions:

(1) The figures for the different headings concerning Fixed Assets should be net after accumulated depreciation and provisions.

(2) Deferred Expenses should include expenses for arranging debt securities (expenses for issuing and modifying fixed-interest securities including, among others, notaries' fees, taxes, fees for issuing deeds, etc., expenses for deferred interest on negotiable securities (difference between the repayment price and the issue price for fixed-interest securities and other similar liabilities) and expenses for deferred interest (difference between the price of repayment and the amount received for debt securities other than fixed-interest securities). Companies in the electricity sector should likewise include in this section the specific accrual accounts for that sector.

(3) Deferred Income should include capital grants, positive exchange differences, income from deferred interest (interest added to the nominal value of credits granted in trade operations, to be reflected in the results of future periods) and other deferred income.

(4) Long-term debts maturing in less than 12 months should be reclassified under the heading Short-Term Creditors.

(5) The Net Turnover figure should include all amounts from the sale of goods and provision of services corresponding to the company's ordinary activities, minus rebates and other reductions applied to sales, as well as VAT and other taxes directly related to the turnover figure.

(6) Other Income should include income operational-related expenses, work rendered by the company with regard to fixed assets (except capitalized interest and exchange rate differences) and operating subsidies (do not include capital grants transferred to results for the period).

(7) The heading External Costs and Operating Costs should include:

* Work rendered by other companies, external services (leases, repairs, transportation, insurance, energy, etc.), taxes (except tax on profits) and other management expenses

* The allowance in provisions for risks and operating expenses (large repairs, etc., excluding the allowance for pensions and similar obligations, which should be included in personnel costs).

(8) Other Expenses and Income should include profits or losses corresponding to non-managing members in operations regulated under Articles 239-244 of the Commercial Code and in other transactions of similar characteristics.

(9) Change in Provisions for Working Capital should include allowances made during the period, minus excesses and applications, intended to be used for making valuation adjustments for reversible depreciation of inventory, clients and debtors. It should likewise include losses for firm insolvencies of clients and debtors.

(10) Allowances for Depreciation and Financial Provisions should include the allowances for the period, minus excesses and applications, intended to be used for making valuation corrections for reversible depreciation of securities (except those corresponding to shareholdings in the capital of group and associated companies) and other negotiable instruments and short and long-term non-trading credits.

(11) Profit/Loss from Intangible and Tangible Assets and Control Portfolio should include profits and losses resulting from the alienation of intangible or tangible assets and long-term shares in the capital of group, multi-group or associated companies, or due to total or partial inventory write-offs as a result of irreversible losses of those assets through depreciation.

(12) Change in Provisions for Intangible and Tangible Assets and Control Portfolio should include allowances for the period, minus excesses and applications, intended to make valuation adjustments for irreversible depreciation of intangible and tangible assets, as well as long-term shares in the capital of group and associated companies.

(13) Profit/Loss on Operations with Own Shares and Bonds should include profit or loss resulting from the repayment of bonds or sale of shares and bonds issued by the company.

(14) Profit/Loss from Previous Years should include the relevant results from previous years which, given their relative importance, cannot be included in their respective accounts.

(15) Other Extraordinary Profit/Losses should include:

* Capital grants transferred to results for the period.

* Extraordinary income or expenses of a significant quantity that are not considered periodic upon evaluating the future results of the company.

(16) The Consolidated Companies' Reserves should include those for companies consolidated using full or partial consolidation methods, as well as those which are consolidated using the equity accounting method.

(17) and (18) The headings Profit/Loss and Differences from Conversion (which appear only in the consolidated figures) should reflect exchange rate differences that arise when converting the foreign currency balances of the consolidated companies (both when using full or proportional consolidation or the equity method).

(19) Variation in companies that are a part of the consolidated group should include exclusively those companies which were incorporated into or excluded from the consolidation process, with regard to the annual consolidated accounts for the financial year last closed.



Grupo PRISA

2004 RESULTS

February 18, 2005

CONSOLIDATED NET PROFIT GROWS BY 70% TO €103 MILLION

Revenues increased by 9.3% up to €1,425.7 million
and EBITDA reached €274.3 million, with a margin of 19.2%

The most relevant issues during 2004 were the following:

- ***Advertising revenue growth*** (+11.0%). It is worth mentioning the performance of El País (+11.5%) and the Radio business division (+6.0%). Local TV and Prisacom increased their advertising revenues by 91% and 47% respectively.
- ***Newspaper and Magazine sales grew*** by 4.6%. El País had a daily circulation of 469,183 copies (+6.6%) and the Sunday edition (EPS) increased its circulation by 5.1% to 812,476 copies.
- ***Add-on's*** in the different business units had a good market reception and contributed €114.1 million in revenues to the Group. The EBIT contribution was €17.7 million.
- ***Good performance of the school books campaigns in Santillana***. It is worth mentioning the performance in Spain (+7%), Brazil (+8%) and Argentina (+46%).
- ***Operating improvement in businesses under development*** as a result of a better revenue growth and the cost control and restructuring process.
- ***Group EBIT margin at 13.3%*** compared to 10.4% in the previous year. EBITDA margin at 19.2% compared to 17.0% in 2003.
- ***Prisa owns* 23.6% in Sogecable.**

YEAR 2004

In 2004, Prisa increased its **revenues** by 9.3% up to €1,425.67 million.

The **Operating profit (EBIT)** reached €190.16 million, increasing by 39.8%. EBIT growth was driven by the increase in advertising revenues, the growth of circulation, the good performance of the add-on's and the good results of book sales in Spain and Latin America.

In 2004, those business units[1] still making losses at operating profit level continued improving their performance. In global terms, operating profit improved by 13% driven by the recovery of revenues and the continuing cost control.

Significant improvement of Group margins: EBIT margin was 13.3% compared to 10.4% in 2003; EBITDA margin increased to 19.2% from 17.0% in the previous year.

Consolidated net profit increased by 70.4% reaching €103.25 million (€60.6 million in 2003).

ADVERTISING

Total advertising revenues, which represent 37% of total group revenues, **increased by 11%**. This growth confirms the recovery of the advertising market predicted at the end of 2003. The growth of advertising revenues was higher than the estimates for the total Spanish advertising market in 2004 (6%[2]).

ADD-ON'S

In 2004, revenues derived from add-on's amounted to €114.14 million (+108.9%), and contributed €17.65 million to operating profit.

These results show that not only add-on's help to increase circulation but also they are an important line of business. As a response to this opportunity, Prisa has created a new division for the purpose of managing all different promotion carried out by the Group.

[1] Includes Local TV, Prisacom, International Media, Leisure and Entertainment and Regional and Specialised Press
[2] Zenith Optimedia estimates

LATIN AMERICA

In 2004, revenues coming from this region amounted €236 million (€183 million coming from Santillana) representing 17% out of total Group revenues. In local currency, Santillana grew in most of the countries where it is present, especially in Brazil, México and Argentina.

The International Media unit derives most of its revenues from this geographic area. Advertising revenues increased by 6.9%.

The exchange rate has had a negative impact in revenues for €7.2 million. On the other hand, expenses have been reduced by approximately the same amount; therefore, it has had a neutral impact at EBIT level.

SOGECABLE

Prisa ***has increased up to 23,6% its ownership in Sogecable*** by the acquisition of shares in the market. The total investment added up to €125.9 million in 2004. As of December 31, 2004, the average price of the Sogecable stake held by Prisa is €12.22 per share.

INCOME STATEMENT

€ Million	JANUARY- DECEMBER		
	2004	2003	Chg. %
Revenues	**1,425.67**	**1,304.92**	**9.3**
EBITDA	**274.27**	**221.86**	**23.6**
EBIT	**190.16**	**136.07**	**39.8**
Financial Result	(11.54)	4.87	-
Equity Method Result	(22.31)	(28.91)	22.8
Goodwill Amortisation	22.08	24.48	(9.8)
Income Before Extraordinary Items	**134.23**	**87.55**	**53.3**
Extraordinary Result	(16.65)	(2.00)	-
Income before taxes	**117.58**	**85.55**	**37.4**
Corporate Income tax	12.63	23.45	(46.1)
Minority Interest	1.70	1.50	12.9
Net Income	**103.25**	**60.60**	**70.4**
EBIT margin	**13.3%**	**10.4%**	**27.9**
EBITDA margin	**19.2%**	**17.0%**	**13.1**

Revenues increased by 9.3% reaching €1,425.67 million, opposite to €1,304.92 million in 2003.

Revenue breakdown by **business line** was as follows:

€ Million	JANUARY- DECEMBER		
	2004	2003	Chg. %
Advertising Revenues	533.10	480.47	11.0
Books & Rights sales	343.64	326.49	5.3
Newspaper & Magazine sales	235.47	225.16	4.6
Revenues from Add-on's	114.14	54.65	108.9
Printing sales[3]	60.96	77.53	(21.4)
Music sales[4]	38.04	52.90	(28.1)
Other Revenues	100.32	87.72	14.4
Total Revenues	**1,425.67**	**1,304.92**	**9.3**

Advertising revenues increased by 11.0% up to €533 million.

[3] For the year 2004, it includes 40% of Dédalo Group revenues. Dédalo is the outcome of the Prisaprint and Polestar merger.
[4] Includes audiovisual rights and programming sales, music sales, collections sales and events and concerts organization revenues in Gran Vía Musical.

El País and the Radio business, which account for 68% of total advertising revenues (34% each), have increased by 11.5% and 6.0% respectively, improving the growth shown during 2004. All of the business divisions have shown a positive performance as shown below:

€ Million	JANUARY-DECEMBER 2004	2003	Chg. %
El País	178.99	160.50	11.5
Radio	182.99	172.70	6.0
Specialised and Regional Press	38.15	32.09	18.9
GDM	105.66	89.79	17.7
International Media	46.62	43.60	6.9
Local TV	15.83	8.29	90.9
Prisacom	4.53	3.08	47.1

It is worth mentioning the performance of local TV (90.9%) and internet (47.1%). Advertising revenues are above Prisa´s estimates for the Spanish market (4.5% in printed press, 5.0% in radio, 16.0% in the local TV market and 15.0% in internet).

Books and rights sales increased by 5.3% up to €343.6 million.

2004 has shown good performance of schoolbook sales. In Spain and Mexico revenues in local currency increased by 7% and 11% respectively.

Magazine and Newspaper sales had an increase of 4.6% reaching €235.5 million.

Revenues coming from Add-on's outperformed, reaching €114.1 million compared to €54.6 million in 2003.

Printing sales declined by 21.4% due to the athony of the market and due to the fact that in 2004, the results of the printing company Dédalo have been consolidated by the proportionate consolidation method (40%). Dédalo was set up in 2003 following the agreement between Prisa and Polestar to merge their printing businesses in Spain.

Following restructuring of the **music business** and the agreement reached with Universal Music Group[5], revenues in this division declined by 28,1%.

Other operating revenues increased by 14.4% mainly due to higher revenues derived from magazine edition on behalf of third parties, rents from the real estate division, and new agreements with mobile operators in Prisacom.

[5] Prisa sold to Universal Music Group the record rights of its main artists and the running of the music catalogues of its subsidiaries

Revenue breakdown by business line is shown below:


24%
17%
8%
14%
25%
17%
4%
17%
2004
2003
Advertising
Books & Rights
Circulation
Add-on's
Other

Geografic Revenue breakdown in 2004 and 2003 is as follows:


2004
2003
4% 1%
14%
81%
4% 2%
14%
80%
Spain
Santillana - International
International Media
Printing - Exports

EBIT added up to €190.16 million, opposite to €136.07 million generated in 2003, which implies a 39.8% increase. The reason underlying this growth is:

- **Positive evolution in El País, Radio and Santillana** business units
- Impact of **add-on's**
- **Operating improvement and cost control** in new developments, especially in **International Media, Prisacom** and **Specialised & Regional Press.**

The financial result was €-11.54 million compared to a financial income of €4.87 million in 2003. The higher interest income in 2003 responded to guarantee contracts for USD lending/loans.

Equity method result (negative €22.31 million) includes mainly the stakes in Sogecable, Antena 3 de Radio and Iberbanda. The results increased by 22.8% compared to 2003 due to the better results in Antena 3 de Radio and the loss reduction in Sogecable.

Goodwill amortization decreased by 9.8% due to the amortization of some goodwill in the Music and International divisions that was recorded in 2003.

The extraordinary result 2004 added up to €-16.65 million compared to €-2.00 million in the previous year.

During 2003 the Group recorded €10.8 million extraordinary revenues as a result of the inclusion of Iberbanda into the scope of consolidation.

In December 2004, Prisa División Imboliriaria, S.L. and Dédalo Grupo Gráfico, S.L. made the disposal of land and buildings in Pinto (Madrid) for €18.5 million.

Extraordinary losses in 2004 accounted mainly to personnel compensation (€15 million) and to expenses from previous years.

In 2004, **Profit befote taxes** increased by 37.4% up to €117.6 million.

The **corporate income tax** amounted to €12.63 million compared to €23.45 million in 2003. **Minority interests** accounted for €1.70 million. The lower corporate income tax was due to deductions driven by the export activity at Santillana and International Media, deductions for reinvestment activities and for the sponsor of the "Forum Universal de las Culturas, Barcelona 2004". The provision for losses in Sogecable made in Prisa individual accounts in 2004 is a tax-deductible expense, which reduced the corporate income tax as well.

Net Profit increased by 70.4% reaching €103.25 million compared to €60.60 million in 2003.

BALANCE SHEET

ASSETS	€ Million 31/12/2004	31/12/2003
TOTAL FIXED ASSETS	**691.49**	**722.09**
Start-up expenses	10.24	11.87
Intangible assets	93.73	114.26
Tangible fixed assets	295.46	292.13
Long-term financial investments	262.35	274.47
Treasury stock	29.71	29.36
GOODWILL IN CONSOLIDATION	**428.16**	**316.34**
DEFERRED CHARGES	**5.86**	**6.85**
CURRENT ASSETS	**598.19**	**581.36**
Inventories	99.85	91.06
Accounts receivable	460.87	429.83
Short-term financial investments	8.64	10.14
Cash	21.89	39.31
Prepayments	6.94	11.02
TOTAL ASSETS	*1,723.70*	*1,626.64*

LIABILITIES	€ Million 31/12/2004	31/12/2003
TOTAL SHAREHOLDERS EQUITY	**735.77**	**660.67**
Capital Stock	21.88	21.88
Controlling company reserves	610.64	578.19
Income attributed to the controlling company	103.25	60.60
MINORITY INTEREST	**16.75**	**28.02**
DEFERRED REVENUES	**7.29**	**9.15**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**21.53**	**19.84**
LONG TERM LIABILITIES	**458.89**	**481.79**
Payable to credit entities	260.42	296.56
Bond issue	162.30	162.30
Other long-term liabilities	36.17	22.93
SHORT TERM LIABILITES	**483.47**	**427.17**
Payable to credit entities	144.59	106.99
Trade accounts payable	199.83	192.37
Other short-term liabilities	132.49	122.91
Accrual accounts	6.56	4.90
TOTAL LIABILITIES	*1,723.70*	*1,626.64*

INVESTMENTS

Investments in long-term assets amounted to €249.54 million opposite to €241.17 million in 2003. Investments breakdown by business divisions is shown below:

INVESTMENTS JANUARY-DECEMBER 2004	€ Million
Prisa	150.27
Santillana	32.16
Leisure and Entertainment	14.06
El País	14.36
International Media	10.10
Printing	8.41
Radio	9.95
Local TV	7.36
Other	2.87
Total	**249.54**

Prisa's investments, which accounted for €150.27 million included mainly the stake increase in Sogecable (€125.9 million) and the acquisition of a 13.24% stake in Grupo Latino de Radio (GLR) for €16.51 million. Prisa increased its ownership in GLR up to 100%.

The rest of the investments at the different business units is mainly maintenance capex: prototypes in Santillana and the acquisition of new rotaries to increase the printing capacity in El País and the Printing unit.

The investment in the Leisure and Entertainment division is mainly driven by Tesela (film production activities)

Investment breakdown by type of long-term assets was the following:

INVESTMENTS JANUARY-DECEMBER 2004	€ Million
Start-up expenses	2.29
Tangible fixed assets	54.36
Intangible assets	40.70
Long-term financial investments	152.19
TOTAL INVERSIONES	**249.54**

NET DEBT

Net debt as of December 31, 2004 amounts to €536.8 million compared to €516.4 million as of December 31, 2003.

NET DEBT 31/12/2004	€ Million
Financial debt	567.31
Long term	422.72
Short term	144.59
Cash and cash equivalents	30.53
Net Debt	**536.78**

The financial debt amounted to € 567.31 million and additionally, the Group holds open credit facilities for €352.8 million. €162.3 million out of the long-term debt correspond to bonds exchangeable for ordinary shares of the Group held as treasury stock. The issuance of these bonds took place in December 2003. Prisa holds a 5% treasury stock for the bond holders.

The bond coupon was set at 1,75% and since the remaining financial debt is linked to floating interest rates, 29% out of the total debt is kinked to a fixed rate and the remaining 71% to a floating rate.

In addition, the long-term debt accounts for 75% of the total financial debt and by currency, 81% of the debt is denominated in euros and 19% in dollars.


25%
Long term
Short term
75%
19%
Euro
Dólar
81%

Net debt/EBITDA ratio improved in 2004 (1.96x) compared to 2003 (2.33x). Net debt/Equity ratio decreased to 73% compared to 78% in 2003.

CASH FLOW STATEMENT

€ Million	31/12/2004	31/12/2003
EBIT	**190.16**	**136.07**
Depreciation & Amortisation	72.53	77.50
Change in Working capital items	(17.07)	(14.36)
CAPEX	(97.35)	(93.21)
Operating cash flow	**148.27**	**106.00**
Financial investments	(152.19)	(147.95)
Financial result	(11.54)	4.87
Extraordinary result	(16.65)	(2.00)
Dividends paid	(21.26)	(18.71)
Taxes	(12.63)	(23.45)
Otros	45.62	0.69
NET DEBT CHANGE	**20.38**	**80.55**

The **operating cash flow increased by 40% up to €148.27 million**. The higher operating profit contributed to improving the operating cash flow generation.

"Other items" include mainly retirements in long terms assets due to disposals. Most of these retirements are driven by the sale of land and buildings in Pinto (Madrid) in December 2004.

BUSINESS UNITS PERFORMANCE

- EBIT at **El País reaches** €126.7 million, increasing 51.1% over the same period of 2003 due to an increase in advertising revenues and to the contribution from promotions. EBIT margin stood at 31.9% against 27.9% 2003.

- Revenues in the **Spanish Radio division** increased by 7.8%, with a 6.0% increase in advertising revenues. EBIT increased by 7.2%.

- Good performance in Spanish **book sales** and Latin American local currency in **Santillana**

- EBIT at **Specialized and Regional Press** increased significantly by 22.0% reaching €3.7 million as compared to €3.0 million recorded in the same period of 2003. **As** increased its average daily circulation by 1%, up to 203,160 copies. **Cinco Días** improves 61.3% its operating result due to the restructuring process performed in 2004.

- **Prisacom** reduces its EBIT losses by 51.6%. Total revenues increased by 49.5% and advertising revenues raised by 47.1% compared to the same period of year 2003.

- 8.4% revenue increase at **International Media.** The operating result (EBIT) improved by 66.1%.

- **GDM** improves its operating result by 20.5% compared to the same period for the year before, capturing the strong increase in the advertising market.

- **Dédalo** makes progress due to organizational and operating improvements during 2004.

REVENUES € Million	JANUARY-DECEMBER 2004	2003	Chg. %
El País	397.45	300.49	32.3
Specilased and Regional Press	12.48	116.90	9.9
Radio	205.31	190.43	7.8
Local TV	32.87	24.99	31.5
International Media	54.45	50.23	8.4
Education & General Editions	352.91	334.32	5.6
Prisacom	17.51	11.72	49.5
Leisure & Entertainment	67.01	87.89	(23.8)
Printing	74.69	115.45	(35.3)
GDM	105.66	89.79	17.7
Distribution	204.86	190.96	7.3
Other	27.81	20.22	37.5
Consolidation Adjustments	(243.34)	(228.47)	6.5
TOTAL	**1,425.67**	**1,304.92**	**9.3**

EBIT € Million	JANUARY-DECEMBER 2004	2003	Chg. %
El País	126.72	83.86	51.1
EBIT Margin	**31.9%**	**27.9%**	
Spec. & Regional	3.69	3.03	22.0
EBIT Margin	**2.9%**	**2.6%**	
Radio	37.62	35.09	7.2
EBIT Margin	**18.3%**	**18.4%**	
Local TV	(15.86)	(10.49)	(51.2)
EBIT Margin	**(48.3%)**	**(42.0%)**	
International Media	(1.11)	(3.28)	66.1
EBIT Margin	**(2.0%)**	**(6.5%)**	
Education & General Editions	38.28	35.53	7.7
EBIT Margin	**10.8%**	**10.6%**	
Prisacom	(5.16)	(10.64)	51.6
EBIT Margin	**(29.4%)**	**(90.8%)**	
Leisure & Entertainment	(3.61)	(3.96)	8.8
EBIT Margin	**(5.4%)**	**(4.5%)**	
Printing	(0.18)	7.78	-
EBIT Margin	**(0.2%)**	**6.7%**	
GDM	8.44	7.00	20.5
EBIT Margin	**8.0%**	**7.8%**	
Distribution	1.83	0.46	-
EBIT Margin	**0.9%**	**0.2%**	
Adjustments and Others	(0.50)	(8.31)	-
TOTAL	**190.16**	**136.07**	**39.8**
Margin	**13.3%**	**10.4%**	

EL PAÍS

€ Million	JANUARY-DECEMBER 2004	2003	Chg. %
Total Operating Revenues	397.45	300.49	32.3
Total Operating Expenses	270.73	216.63	25.0
EBIT	**126.72**	**83.86**	**51.1**
%/Revenues	**31.9%**	**27.9%**	
EBITDA	**138.38**	**96.64**	**43.2**
%/Revenues	**34.8%**	**32.2%**	

Advertising Revenues


€ Mn
+11.5%
200
160
120
80
40
0
160.5
179.0
2003
2004

Circulation Revenues


€ Mn
+6.8%
160
120
80
40
0
128.2
136.8
2003
2004

El País increased its profitability during 2004. Revenues increased by 32.3% and the operating profit by 51.1%. EBIT margin stood at 31.9%, improving by four basis points the 2003 margin.

Advertising revenues increased by 15.4% during the fourth quarter of 2004 (October-December), improving the first nine months tendency (9.8%). Such increase turned out to an advertising revenue growth of 11.5%.

Circulation revenues increased by 6.8%, up to €136.8 million.

	Jan.-Dec. 2004	Jan.-Dec. 2003	Var %
Average daily circulation	**469,183**	**440,226**	**6.6**
Weekly average circulation	**812,476**	**773,001**	**5.1**

Revenues from promotions maintained its increasing performance, reaching the amount of €79.3 million during 2004 compared to €8.9 million in the same period of the previous year.

"La Enciclopedia", sold together with El País, is one of the promotions to highlight in this period due to the weekly average sale of 330,000 copies. In addition, adventure books collections as well as Spanish cinema and documental DVDs had very good market reception.

Operating expenses increased slightly lower than revenues. Paper expenses increased by 4.6% as a result of the paper consumption rise due to the greater circulation. However, paper price declined by 5%.

Profitability improved significantly - **EBIT** increased by 51.1% and **EBIT margin** was 31.9%, compared to 27.9% in the same period of 2003. Discounting the effect of promotions[6], EBIT margin would have been 32.8% compared to 27.7% recorded in 2003[7].

[6] Promotions in the newspaper as a whole have registered an EBIT margin of 28%

[7] 2003 EBIT margin excluding non-free promotions

SPECIALIZED AND REGIONAL PRESS

€ Million	JANUARY-DECEMBER 2004	2003	Chg. %
Total Operating Revenues	128.48	116.90	9.9
Total Operating Expenses	124.79	113.87	9.6
EBIT	**3.69**	**3.03**	**22.0**
%/Revenues	**2.9%**	**2.6%**	
EBITDA	**6.74**	**6.10**	**10.4**
%/Revenues	**5.2%**	**5.2%**	

Operating Revenues


€ Mn
70
50
30
10
-10
61.8
16.6
21.0
27.6
As
Cinco Días
Regional Press
Magazines

EBIT


€ Mn
6
4
2
0
-2
5.1
-0.6
1.0
0.2
As
Cinco Días
Regional Press
Magazines

The revenue increase in As, Regional Press and magazines, together with the remarkable control of expenses -it is worth mentioning the restructuring of Cinco Días-, allowed this division to improve its operating result by 22%. EBIT reached €3.69 million compared to €3.03 million in the previous year.

- Key highlights of **Diario AS** in 2004 were the following:

- 16.4% increase in **advertising revenues** compared to the previous year.
- **Circulation revenues** increased by 8.1%. **Average daily circulation** reached 203,158 copies compared to 200,204 average copies in 2003, which implies a 1% increase. In August, the price of the newspaper increased by 5 cents of euro and the current selling price is €0.90.

- **Cinco Días** improved its operating result reporting losses of €0.59 million compared to a loss of €1.51 million in 2003. This improvement can be explained by the advertising revenues increase (+12.2%) and the reduction of the operating expenses as a result of the restructuring initiatives that took place in January 2004.

Average daily circulation amounted to 25,114 copies opposite to 25,041 copies recorded in the previous year.

Regarding **Regional Press,** it has increased advertising revenues by 13.1% and circulation revenues by 10.5%.

In addition, revenues in **Magazines** increased by 18.7%. It is worth mentioning advertising revenues performance, which raised 45.8%, and the positive evolution of circulation. *Cinemanía* recorded an average circulation of 76,128 copies.

RADIO

€ Million	JANUARY-DECEMBER 2004	2003	Chg. %
Total Operating Revenues	205.31	190.43	7.8
Total Operating Expenses	167.69	155.34	8.0
EBIT	**37.62**	**35.09**	**7.2**
%/Revenues	**18.3%**	**18.4%**	
EBITDA	**41.75**	**39.74**	**5.1**
%/Revenues	**20.3%**	**20.9%**	

In 2004, revenues in the radio business division in Spain increased by 7.8%.

- Advertising revenues increased by 6.0%, up to €183.0 million, driven by the good performance of the advertising market. Such increase is captured both in local advertising (+6.4%) and radio channels (+4.7%)

EBIT increased by 7.2% compared to the one in the previous year.

Regarding audience, the third wave of EGM (Estudio General de Medios) confirmed again the leadership of SER, both in conventional and music formats. SER had 5,135,000 listeners, which represents an increase of 4.6% compared to the third wave of 2003.

In October 2004, Grupo Prisa launched "La revista 40" which is expected to be a basic part of Universo 40, a unit of entertainment and multimedia products stemming from "40 Principales" brand, the Spanish media format with the higher audience among young people. Average circulation as of December 2004 came up to 122,851 copies.

LOCAL TV

€ Million	JANUARY-DECEMBER 2004	2003	Chg. %
Total Operating Revenues	32.87	24.99	31.5
Total Operating Expenses	48.73	35.48	37.3
EBIT	**(15.86)**	**(10.49)**	**(51.2)**
%/Revenues	**(48.3%)**	**(42.0%)**	
EBITDA	**(11.24)**	**(7.76)**	**(44.9)**
%/Revenues	**(34.2%)**	**(31.0%)**	

Revenues of the Local TV registered a significant growth during 2004:

- **Advertising revenues**, (48.2% of operating revenues), increased by 90.9%, up to €15.8 million.

- **Programming sales**, (38.1% of total revenues), increased by 16.4% reaching €12.5 million.

Despite the positive performance of revenues, the company has assumed the expenses derived from launching new broadcasting centres in Barcelona and Valencia. The lack of activity explains the increase in operating expenses. Advertising revenues from these regions will show in 2005.

Advertising Revenues


€ Mn
+90.9%
20
15
10
5
0
8.3
15.8
2003
2004

Programming Sale


€ Mn
+16.4%
20
15
10
5
0
10.8
12.5
2003
2004

According to Sofres, Localias' cumulated audience up to December reached 11,982,925 viewers, some 4,807,419 viewers more than its main peer.

INTERNATIONAL MEDIA

€ Million	JANUARY-DECEMBER 2004	2003	Chg. %
Total Operating Revenues	54.45	50.23	8.4
Total Operating Expenses	55.56	53.51	3.8
EBIT	**(1.11)**	**(3.28)**	**66.1**
%/Revenues	**(2.0%)**	**(6.5%)**	
EBITDA	**2.63**	**1.56**	**68.9**
%/Revenues	**4.8%**	**3.1%**	

Revenues and EBIT breakdown by the different international media units was as follows:


Operating Revenues
€ Mn
30
24
18
12
6
0
26.1
9.6
7.5
11.3
Caracol
Radiopolis
IGM (Bolivia)
Other (8)
EBIT
€ Mn
4
2
0
-2
-4
-6
-8
4.5
0.6
0.9
-7.1
Caracol
Radiopolis
IGM (Bolivia)
Other (8)

The International Media business unit has strongly increased in terms of advertising revenues, which increased by 6.9% compared to 2003. Operating expenses were controlled and increased by 3.8%, therefore EBIT improved by 66.1% although it is still negative (€-1 million).

Caracol increased its revenues by 5.4% reaching €26.1 million during 2004. EBIT improved by 31% recording an EBIT/Revenues margin of 17.2% opposite to a 13.8% margin in 2003.

Regarding **Radiópolis**, revenues in local currency, increased by 11.1%. Nevertheless, despite the strong depreciation on the Mexican peso versus the euro, the turnover in euros increased by 6.6%.

In June 2004 Radiópolis reached an agreement with Radiorama that will enable Radiópolis to increase its coverage in Mexico to 90% of the potential audience. The agreement includes the incorporation of 41 stations to Radiópolis current network, thereby reaching 71 stations in the largest cities of the country. Radiópolis will supply

[8] Includes "Participaciones de Radio Latinoamericana", "Grupo Latino de Radio, S.L.", "Grupo Latino de Publicidad Colombia", "Promotora Mexicana de Revistas, S.L." and Prisa Internacional holding

its content related news, entertainment, sports and music with its brands *W Radio, 40 Principales, Ke Buena and Bésame Radio.*

The restructuring measures and the change in the shareholders structure carried out in **Inversiones Grupo Multimedia** have contributed to a positive EBIT amounting to €0.9 million, opposite to the €0.2 million loss in 2003.

In addition, Prisa currently owns 100% of GLR (Grupo Latino de Radio, S.L.) following the acquisition of the 13.24% stake that did not own from the Colombian media group Valores Bavaria. The operation involved an investment of €16.51 million.

As of November 2004, Prisa reached an agreement with Telefónica to buy 100% of the equity of Radio Continental and Radio Estéreo, two radio broadcasters in Argentina.

EDUCATION

€ Million	JANUARY-DECEMBER		
	2004	2003	Chg. %
Total Operating Revenues	352.91	334.32	5.6
Total Operating Expenses	314.63	298.79	5.3
EBIT	**38.28**	**35.53**	7.7
%/Revenues	**10.8%**	**10.6%**	
EBITDA	**74.23**	**66.54**	**11.6**
%/Revenues	**21.0%**	**19.9%**	

Revenues geographic breakdown


SPAIN
44%
AMERICA
56%

The figures recorded along the first six months of the year showed the good performance of the campaigns in South America, and, among others, Brazil and Argentina grew significantly. Third quarter results gathered results from the Spanish and Portuguese campaigns, as well as from the campaigns in North America. The growth in the Spanish market should be highlighted.

Despite the good performance of the campaigns in Spain and Portugal and the increase of local currency revenues in the majority of the Latin American countries, the results of this business unit were affected by currency depreciations. Total impact of such depreciations caused a decrease in revenues amounting to €4.8 million. Discounting the latter effect, revenues would have increased by 7%.

By countries, the evolution of the main countries through year 2004 is summarized as follows:

- **In Spain** revenues increased strongly up to 7%.
- **In Brazil,** revenues grew up to 8% in euros.
- Revenues increase in euros due to book sales was by 46% **in Argentina**

- **In Peru,** revenues rised up to 25% in local currency and up to 12% in euros.

In February 2004, Santillana acquired a 50% stake in the company Suma de Letras. As a result, Santillana owns 100% of the company. Suma de Letras is a company devoted to publishing pocket editions, and it is present throughout Latin America, where it has subsidiaries in Mexico and Argentina. Additionally, it has a wide distribution network in the rest of the Latin American countries.

LEISURE AND ENTERTAINMENT

€ Million	JANUARY-DECEMBER 2004	2003	Chg. %
Total Operating Revenues	67.01	87.89	(23.8)
Total Operating Expenses	70.62	91.85	(23.1)
EBIT	**(3.61)**	**(3.96)**	**(8.8)**
%/Revenues	**(5.4%)**	**(4.5%)**	
EBITDA	**1.65**	**1.55**	**6.5**
%/Revenues	**2.5%**	**1.8%**	

Operating Revenues


€ Mn
100
80
60
40
20
0
87.9
67.0
2003
2004

EBIT


€ Mn
2
0
-2
-4
-6
-4.0
-3.6
2003
2004

The decline in revenues and expenses was mostly due to the lower activity derived from the agreement reached with Universal, by virtue of which, Prisa sold the record rights of its main artists and the running of the music catalogues of its subsidiaries *Compañía Discográfica MuXXic Records S.A, Ediciones Musicales Horus S.A,* and *Eurotropical Producciones Discográficas, S.L.*

Plural Entertainment is the company that devotes its activity to television programs' production. In 2004 the company reached an agreement with Televisión Española for the production of a fiction serial planned to be launched in 2005.

During 2004, the company Tesela, the cinematographic production company owned by Plural, produced films that have achieved a recognized worldwide success: "Roma" and "Astronautas". Tesela's operating revenues increased by 15.2% compared to the previous year.

PRISACOM

€ Million	JANUARY-DECEMBER 2004	2003	Chg. %
Total Operating Revenues	17.51	11.72	49.5
Total Operating Expenses	22.67	22.36	1.4
EBIT	**(5.16)**	**(10.64)**	**51.6**
%/Revenues	**(29.4%)**	**(90.8%)**	
EBITDA	**(3.10)**	**(8.36)**	**62.9**
%/Revenues	**(17.7%)**	**(71.3%)**	

Prisacom increased revenues by 49.5% driven by the growth in advertising revenues and the positive evolution of the mobile related business.


Advertising Revenues
+47%
€ Mn
3.1
4.5
2003
2004
Mobile related Services
€ Mn
1.8
5.5
2003
2004

Operating expenses declined by 51.6% due to the good performance of revenues and the cost control.

As of December 2004 El País.es had 41,861 subscribers compared to 26,226 subscribers in December 2003.

In 2003 Prisacom and Santillana started to develop jointly on-line educational platforms through "Santillana en Red" which has reached important agreements both in Spain and Latam.

In addition, in January 2004 the company Infotecnia[9] began to be consolidated within the Group accounts by the proportional consolidation methodology. Prisacom has a 50% stake in this company, which is devoted to lending information services to users via mobile phones.

[9] Company that runs the information telephone number 11824

MEDIA ADVERTISING SALES (GDM)

€ Million	JANUARY-DECEMBER 2004	2003	Chg. %
Total Operating Revenues	105.66	89.79	17.7
Total Operating Expenses	97.22	82.79	17.4
EBIT	**8.44**	**7.00**	**20.5**
%/Revenues	**8.0%**	**7.8%**	
EBITDA	**8.71**	**7.39**	**18.0**
%/Revenues	**8.2%**	**8.2%**	

In 2004, the Spanish advertising market continued the upward trend that began in 2003 and it experienced a remarkable growth. This improvement showed in every media format of the Group, particularly in TV and general press.

Additionally, the improvement of the advertising market resulted in an increase of operating margin up to 8.0%. Net revenues in GDM increased by 10.9% compared to the previous year.

€ Million	JANUARY-DECEMBER 2004	2003	Chg. %
Advertising Sales	105.66	89.79	17.7
Supplies	81.36	67.89	19.8
Net Revenues	**24.30**	**21.90**	**10.9**

PRINTING - DÉDALO

€ Million	JANUARY-DECEMBER		
	2004	2003	Chg. %
Total Operating Revenues	74.69	115.45	(35.3)
Total Operating Expenses	74.87	107.67	(30.5)
EBIT	**(0.18)**	**7.78**	**-**
%/Revenues	**(0.2%)**	**6.7%**	
EBITDA	**7.78**	**18.72**	**(58.4)**
%/Revenues	**10.4%**	**16.2%**	

In 2004 Prisa began to consolidate the printing division results by the proportional consolidation methodology (40%). Dédalo was set up at the end of 2003 as a result of the merger of Prisa and Polestar's printing businesses in Spain.

Prisa owns a 40% interest in Dédalo and the rest of the shareholders are Polestar (40%) and Ibersuizas (20%).

During 2004 Dédalo has made progress with the organizational and operational integration process that results from a business merger.

For further information:

Grupo Prisa
Institutional Investors Department, Grupo Prisa
Gran Vía 32, Floor 6
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
e-mail: ir@prisa.es
www.prisa.es

ITEM 2

Madrid, March 7, 2005

ANNOUNCEMENT OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. announces that it has reached an initial agreement with Le Monde et Partenaires Associés (SAS) and Le Monde (SA) to make an investment by means of the subscription of a capital increase in Le Monde (SA) in the amount of twenty-five million Euros, which will result in is achieving a shareholding in Le Monde (SA) of between 12.9% and 14.8%. The implementation of this agreement is subject to various conditions such as, among others, its ratification by the PRISA Board of Directors and signing the final version of the contracts.

ITEM 3

Madrid, March 17, 2005

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that the participants at the Annual Shareholders Meeting of PROMOTORA DE INFORMACIONES, S.A. held today adopted the attached resolutions, having approved all of the resolutions that the Board of Directors submitted at the Shareholders Meeting.

RESOLUTION NO. 1

One.- Review and, if warranted, approval of the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the 2004 financial year, and a proposal regarding the distribution of profits.

a) To approve the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2004, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

Basis for Distribution

Profit for the Financial Year: 62,434

Distribution

▪ To dividends	0.12 € per share
▪ To directors' compensation	1,382
▪ To voluntary reserves	all other profits for the year

All shareholders recorded as such on the shareholders' ledger on March 22, 2005 shall be entitled to dividends. Dividends will be payable from that date in the manner to be announced.

RESOLUTION NO. 2

Two.- Approval of the Board of Directors' management of the company during the 2004 financial year.

To approve, without reservations, the Board of Directors' management of the company during the past year.

RESOLUTION NO. 3

Three.- To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2005 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

As provided in Article 204 of the Corporations Law and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Raimundo Fernández Villaverde, 65, Tax ID No., recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2005.

RESOLUTION NO. 4

Four.- Determination of the number of Directors, and removal and appointment of Directors.

a) The participants at the Shareholders' Meeting are hereby informed of the resignation of Company Director Mr. Ricardo Díez Hochleitner and, thus, pursuant to Article 17 of the Company Bylaws, the number of members on the Board of Directors is hereby set at nineteen.

b) In view of the fact that the terms of office of Messrs. Javier Díez de Polanco, Borja Pérez Arauna and Jesús de la Serna expire on May 18, 2005, they are hereby terminated and it is resolved to reelect them as Company Directors for the five-year term set forth in the Bylaws.

Messrs. Javier Díez de Polanco, Borja Pérez Arauna and Jesús de la Serna, present at the meeting, accept their appointments, indicating that there are no conflicts of interest defined in either state or Autonomous Community law that would apply to them.

RESOLUTION NO. 5

Five.- Authorization of the direct or indirect derivative acquisition of treasury shares within the legal limits and requirements.

Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders' Meeting on April 15, 2004.

To authorize the derivative acquisition of treasury shares, either directly or through any of the company's subsidiaries, by means of purchase or by any other inter vivos act for valuable consideration, during a maximum term of eighteen months from the date on which the shareholders' meeting is held.

To revoke any unexercised powers in that regard granted at the Shareholders' Meeting of April 15, 2005.

To approve the following limits or requisites with regard to these acquisitions:

- When added to those that the Company and its subsidiaries already hold, the nominal value of the shares acquired cannot exceed the maximum legally permitted.
- The acquired shares must be free of all encumbrances and charges, fully paid in and not subject to compliance with any type of obligation.
- Non-distributable reserves equivalent to the price of the treasury shares reflected on the assets side should be added to the liabilities side of the Company balance sheet. This reserve must be maintained until the shares are alienated or amortized.
- The purchase price may not be lower than face value nor more than 20% higher than the quoted value. Transactions to acquire treasury shares must conform to the securities markets' standard rules and practices.

Express authorization is hereby granted to use all or part of the shares acquired by the Company or its subsidiaries by virtue of this power, as well as the shares that already belong to the Company on the date the Shareholders' Meeting is held for:

i) the Remuneration Package to grant stock options approved at the Annual Shareholders' Meeting held on April 15, 2004, when those entitled to exercise their stock options decide to do so.

ii) a plan to grant shares during the 2006 financial year which, as part of the Company's remuneration policy and up to a maximum of 0.5% of the present share capital, is intended for the following personnel categories: executive directors, directors general, communications media directors, secretaries of the boards of directors and other directors of the company and its group who carry out similar functions, and who meet the conditions set forth by the Board of Directors. The shares granted to each person in question shall be free-of-charge and shall not exceed 12,000 € annually, based on the average value of the shares on the Continuous Market during the seven trading days

prior to their delivery. The Board of Directors is granted broad powers to further define and implement this share plan.

RESOLUTION NO. 6

Six.- Delegation of powers to the Board of Directors to increase share capital one or several times, with or without issue premiums, with powers to exclude preemptive rights if deemed warranted, in the terms and conditions and within the time limits set forth in Article 153.1 b) of the Corporations Law.

Revocation of the powers granted in that regard at the General Shareholders' Meeting on April 19, 2001.

To delegate to the Board the power to approve one or several capital increases pursuant to Article 153.1. b) of the Corporations Law, with powers to likewise exclude preemptive rights in the terms of Article 159 of that same Law.

One or more capital increases will be made, if warranted, within a maximum term of five years, up to the maximum nominal amount legally permitted, by issuing new common stock, with or without issue premiums, consisting of the equivalent in cash contributions. The Board of Directors may determine the terms and conditions of the capital increase, in accordance with the provisions of Article 153.1 b) of the Corporations Law.

The power to exclude preemptive rights is granted based on stock market conditions and with a view to providing the operation with the agility and flexibility required to take advantage of the market conditions that prove most favorable.

The capital increase will necessarily require amending Article 6 of the Company Bylaws, so that the article may reflect the exact amount of share capital existing at any given time.

It is likewise proposed that the authorization granted to the Board of Directors at the Shareholders' Meeting of April 19, 2004 to increase the company's share capital pursuant to Article 153.1.b) of the Corporations Law be revoked.

RESOLUTION NO. 7

Seven.- Authorization for the Board of Directors to issue bonds that are convertible and/or exchangeable for shares in the company, as well as warrants or other similar securities that may directly or indirectly grant rights to subscribe or acquire stock in the company. Determination of the conditions and types of conversion and/or exchange and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting.

1. To revoke any powers conferred upon the Board of Directors of the Company to issue convertible and/or exchangeable bonds approved as Resolution Seven at the Annual Shareholders' Meeting on April 18, 2002.

2. To delegate to the Board of Directors the power to issue, in one or several issues, fixed-interest securities in the Company and/or exchangeable for already-issued shares in the Company, as well as warrants and other similar securities that directly or indirectly grant rights to subscribe or acquire shares in the Company, whether newly or already issued, within a term of five years from the date of this Shareholders' Meeting for a maximum total of THREE HUNDRED MILLION EUROS (300,000,000 €) or its equivalent in another currency, in accordance with the conditions, types and other terms set forth below.

2.1. Convertible and/or exchangeable bonds

- Face Value and Price of the Bond Issue

The bonds issued shall have a face value of no less than FIVE EUROS (5 €) each, shall be issued at least at par, that is, for 100% of their face value, and shall be paid on the closing date of the public offering.

- Price of Repayment

The type of repayment shall be determined by the issuer's Board of Directors when it decides to exercise the powers conferred upon it in the present agreement.

- Interest Rate

The Board of Directors shall determine the nominal interest of the bonds, the interest accrual periods and the payment of coupons based on market conditions.

- Conversion and/or Exchange

Bonds issued pursuant to the present agreement shall be convertible into new shares in "PROMOTORA DE INFORMACIONES, S.A." and/or exchangeable for already-issued shares in the company, the Board of Directors being empowered to determine whether they shall be convertible and/or exchangeable, as well as whether their being convertible and/or exchangeable is mandatory or voluntary and, if deemed voluntary, whether they are so at the option of the bondholder or issuer, with the periodicity and

during the term set forth by the Board of Directors in the exercise of the powers conferred upon it in this agreement.

In the event that the issue is deemed convertible and/or exchangeable, the Board of Directors may decide that the issuer reserves the right to choose at any time between the conversion of the bonds into new shares or their exchange for shares already issued, determining the nature of the shares to be delivered when effecting the conversion or exchange, likewise being empowered to choose to deliver a combination of newly-issued shares and already-existing shares. In any event, the issuer shall dispense equal treatment to all bondholders who convert or exchange their bonds during the same conversion and/or exchange period.

- Conversion and/or Exchange Price

The conversion and/or exchange price shall be determined when the bonds are issued. Conversion and/or exchange may be established at a fixed price or at a variable price, and with a premium, discount or at the same price as quoted when issued. In the event the bonds are issued at a fixed conversion and/or exchange price, this price may not be lower than its average quotation at the close of trading on the Madrid Stock Exchange during thirty days prior to the date of the resolution of the Board of Directors that implements that issue. If the issue is effected at a variable rate of conversion and/or exchange, this shall be linked to their quotation at the moment the bonds are converted or exchanged.

In no event shall the value of the share be lower than its face value. Likewise, the valuation of each bond may include or exclude the interests accrued but not paid at the moment they are converted and/or exchanged.

- Conversion and/or exchange upon repayment of the bonds

When repaying the bonds, the issuer may offer bondholders the possibility of converting them into new shares in "PROMOTORA DE INFORMACIONES, S.A." or exchanging them for already-issued shares in the company, provided that the bondholders own the bonds on the date on which the option must be exercised and provided that they have not been redeemed early, if applicable.

- Repayment

The issue or issues shall have a maximum duration of fifteen years. The issuer reserves the right to early redemption of the bonds in each issue at any time, in the terms agreed by the Board of Directors in each case.

- Bondholders' Syndicate

In accordance with the current Corporations Law and the Companies Register Regulations, for each bond issue the Company shall form a bondholders' syndicate, and the issuer's Board of Directors shall appoint both a provisional trustee and a substitute trustee until the first meeting of the bondholders' syndicate is held.

- Securing the Issue

The bond issue or issues shall be secured by the issuer's global assets, as provided by law.

- Representation of the bonds

The bonds issued by virtue of this agreement shall be represented by certificates or by book entries, in accordance with the laws in force at the time.

- Securities Exchange Listing

By resolution of the Board of Directors of the issuer, application may be made for the bond issue or issues to be listed on domestic or foreign securities markets.

2.2. Warrants and other similar securities may directly or indirectly grant rights to subscribe or acquire shares in the Company.

The Board of Directors shall be empowered to determine in the broadest terms, the criteria for exercising rights to subscribe or acquire shares in the company, derived from the securities of this class that are issued by virtue of the powers delegated herein. This specifically includes the issue price and/or premium, the price applied when exercising those rights (which can be fixed or variable), applying to those bond issues, when warranted, the criteria set forth in section 2.1 above, with the modifications necessary to make them compatible with the legal and financial legislation governing this type of securities.

3. Preemptive Rights

Shareholders who hold shares in the company on the date of approval of the bond issue or issues and the holders of convertible bonds from previous issues shall each have the rights set forth in current legislation.

Shareholders and holders of convertible bonds may subscribe convertible bonds issued by virtue of this agreement in the proportion determined by the Board of Directors with respect to the shares or convertible bonds which they hold on the date on which the subscription period commences.

Once the subscription period ends, if all of the bonds issued have not been subscribed, the subscription may proceed for a term set by the Board, which shall finally determine the number of bonds issued, being empowered to resolve to close the issue and reduce the amount finally subscribed, which shall be reflected in a notarial instrument and entered on the Companies Register, indicating the exact number and series, if applicable, of those not subscribed, so that they may be cancelled. In the event that the number of bonds requested is higher than the number issued, the Company will distribute them proportionally, in compliance with the provisions of current legislation.

If after the issue of the convertible and/or exchangeable bonds issued by virtue of this agreement capital increases are made by issuing new common or preferred stock, or issues of convertible bonds, the holders of convertible bonds shall have preemptive rights proportional to the face value of the shares to which they would be entitled if at

that time they converted their bonds at the predetermined exchange rate, in accordance with current legislation, unless current legislation does not provide for preemptive rights, and unless in the terms and within the legal requisites the corporate governing body empowered to do so decides to totally or partially exclude the preemptive rights of those shareholders and holders of convertible bonds.

4. Pursuant to the provisions of Article 292 of the Restated Text of the Corporations Law, it is hereby resolved to increase the company's share capital by a maximum of FIVE MILLION EUROS (5,000,000 €) to cover, if warranted, the conversion of bonds or other securities into shares in the company by issuing the number of ordinary shares of the same series and face value as those that are at that time outstanding, in the amount necessary to cover the applications for conversion.

In accordance with the provisions of Article 159.4 of the Restated Text of the Corporations Law there will be no preemptive rights in the capital increase or increases resulting from the conversion of bonds into shares in each of the corresponding bond issues.

5. By virtue of the delegation of powers granted to the Board of Directors in Section 2 of this agreement, and respecting the provisions of sections 2, 3 y 4 set forth herein, the Board of Directors shall have the following powers, including but not limited to, the power:

a) To determine the value of the issue, within the maximum amount authorized, as well as the maximum amount per subscriber, if applicable, while the subscription period is open, if there is one;

b) To determine the place of issue, the currency and the denomination, whether they be bonds, debentures, warrants or other legally-recognized instruments,

c) To determine the subordination of the issue, if any, and the priority of the debt with respect to the rest of the company's obligations; and if so decided, to incorporate warrants with the bonds;

d) To determine the number of securities, their face value and the type of issue which, in any case shall at least be at par, i.e., at 100% of their face value;

e) To apply to redeem or repay the securities issued and to redeem them early;

f) To extend for the term it decides, the subscription period open to third parties or to reduce the amount of the issue to the amount subscribed at the end of that period;

g) To issue, up to the maximum amount agreed, the new shares necessary to cover the conversion of the bonds, thereafter adapting Article 6 of the Company Bylaws concerning Share Capital;

h) To rectify, clarify and interpret, define or complement the resolutions adopted at the Shareholders' Meeting with regard to the notarial instruments or documents issued in order to implement those resolutions, and especially to rectify or correct any defects, omissions or errors, whether in substance or in form, which could prevent those

resolutions and the consequences thereof from being recorded on the Companies Register, the official registers of the National Securities Exchange Commission or any others;

i) To draft and to publicize as deemed warranted, the corresponding bond issue prospectus or prospectuses;

j) As required by applicable law, to designate the person or persons who on behalf of the company shall assume responsibility for the content of the prospectus or prospectuses in each of the bond issues;

k) To modify the relation of the exchange of bonds for shares in the event that before conversion and/or exchange there is a capital increase charged to reserves or a capital reduction due to losses;

l) To refrain from totally or partially using any of the powers granted in the present agreement adopted at the General Shareholders' meeting, as well as to refrain from effecting the agreed capital increase in any amount when not absolutely necessary to cover the conversion of the issued convertible bonds into shares."

RESOLUTION NO. 8

Eight.- Issue of bonds convertible into and/or exchangeable for shares in the company, excluding preemptive rights, delegating the power to implement this resolution to the Board of Directors. Determination of the conditions and types of conversion and/or exchange, and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting.

1. To issue, in one or several issues, bonds convertible into newly-issued shares in the Company and/or exchangeable for already-issued shares in the Company, within the term between the present Shareholders' Meeting and the Annual Shareholders' Meeting of 2006, for a maximum total of THREE HUNDRED MILLION EUROS (300,000,000 €) or the equivalent amount in another currency, in accordance with the conditions, types and other terms set forth below, and delegating to the Board the power to implement the bond issue:

- Face Value and Price of the Bond Issue

The bonds to be issued shall have a face value of no less than FIVE EUROS (5 €) each, and they shall be issued at least at par, that is, for 100% of their face value.

Subscribers may pay for the bonds in cash or in kind by delivering shares or other securities in other companies, as determined by the Board of Directors. In the case of non-cash contributions, the provisions of Article 38 of the Corporations Law shall apply.

- Repayment Price

The type of repayment shall be determined by the issuer's Board of Directors when it decides to implement the present agreement.

- Interest Rate

The Board of Directors shall determine the nominal interest of the bonds, the interest accrual periods, and the payment of coupons based on market conditions.

- Conversion and/or Exchange

Bonds issued pursuant to the present agreement shall be convertible into new shares in "PROMOTORA DE INFORMACIONES, S.A." and/or exchangeable for already-issued shares in the Company, the Board of Directors being empowered to determine whether they shall be convertible and/or exchangeable, as well as whether their being convertible and/or exchangeable is mandatory or voluntary and, if deemed voluntary whether they are so at the option of the bondholder or issuer, with the periodicity and during the term determined by the Board of Directors when implementing this agreement.

In the event that the issue is deemed convertible and/or exchangeable, the Board of Directors may decide that the issuer reserves the right to choose at any time between converting the bonds into new shares or exchanging them for shares already issued, determining the nature of the shares to be delivered when effecting the conversion or exchange, and likewise being empowered to deliver a combination of newly-issued shares and already-existing shares. In any case, the issuer shall dispense equal treatment to all bondholders who convert and/or exchange their bonds during the same conversion and/or exchange period.

- Conversion and/or Exchange Price

For purposes of conversion and/or exchange, the bonds shall be valued at their face value and shares at their reasonable value, at the fixed rate determined by the issuer's Board of Directors when executing the present agreement, or at the rate to be determined on the date or dates specified in a resolution of the Board of Directors, based on the company's share quotation on the stock market on the date(s) or in the period(s) used as a reference in the agreement. In no event may the value of shares be lower than their face value or net worth based on the consolidated financial statements at December 31, 2004, as prepared by the Board of Directors and approved at the present Shareholders' Meeting, nor lower than their average quotation at the close of trading on the Madrid Stock Exchange thirty days prior to the date of the resolution of the Board of Directors implementing this issue.

- Repayment

The issue or issues shall have a maximum duration of fifteen years. The issuer reserves the right to early redemption of the bonds in each issue at any time, in the terms agreed by the Board of Directors in each case.

- Bondholders' Syndicate

In accordance with the current Corporations Law and the Companies Register Regulations, for each bond issue the Company shall form a bondholders' syndicate, and the issuer's Board of Directors shall appoint both a provisional trustee and a substitute trustee until the first meeting of the bondholders' syndicate is held.

- Securing the Issue

The issue or issues shall be secured by the issuer's global assets, as provided by law.

- Representation of the Bonds

The bonds issued by virtue of this agreement shall be represented by certificates or by book entries, in accordance with the laws in force at the time.

- Securities Exchange Listing

By resolution of the issuer's Board of Directors, application may be made for the bond issue or issues to be listed on domestic or foreign securities markets.

2. Exclusion of Preemptive Rights

In the interest of the company and in view of the motives set forth in the Directors' Report, the preemptive rights of shareholders and, where applicable, of holders of other convertible securities that may be issued, to subscribe the bond issue or issues described in the this agreement are hereby excluded.

3. Preemptive Rights in Capital Increases and in Convertible Bond Issues

If after the issue of the convertible and/or exchangeable bonds issued by virtue of this agreement capital increases are implemented by issuing new common or preferred stock, or issues of convertible bonds, the holders of convertible bonds shall have preemptive rights proportional to the face value of the shares to which they would be entitled if at that time they converted their bonds at the predetermined exchange rate, in accordance with current legislation, unless current legislation does not provide for preemptive rights, and unless in the terms and within the legal requisites the corporate governing body empowered to do so decides to totally or partially exclude the preemptive rights of those shareholders and holders of convertible bonds.

4. Pursuant to the provisions of Article 292 of the Restated Text of the Corporations Law, it is hereby resolved to increase the company's share capital by a maximum of FIVE MILLION EUROS (5,000,000 €) to cover, if warranted, the conversion of bonds or other securities into shares in the company by issuing the number of ordinary shares of the same series and face value as those that are at that time outstanding, in the amount necessary to cover the applications for conversion. The new shares shall be issued in the amount required to cover applications to convert the company's convertible bonds, as well as applications to convert bonds or debentures issued by any subsidiary of the company, provided that the conditions for conversion, set forth in the corresponding issue agreement respect the conditions and types of conversion provided for in this agreement.

In accordance with the provisions of Article 159.4 of the Restated Text of the Corporations Law there will be no preemptive rights in the capital increase or increases resulting from the conversion of bonds into shares in each of the corresponding bond issues.

5. Within the period between the present Annual Shareholders' Meeting and the next General Meeting, the Board of Directors is hereby empowered to proceed with the issue or issues of bonds convertible into newly-issued shares in "PROMOTORA DE INFORMACIONES, S.A." and/or exchangeable for already-existing shares in "PROMOTORA DE INFORMACIONES, S.A." in the maximum amount agreed and determining, if warranted and within the conditions and types of conversion agreed at the Shareholders' Meeting, any others not yet decided, without any limitations whatsoever. Specifically, the Board of Directors shall have the following powers, including but not limited to the power:

a) To determine the value of the issue, within the maximum amount authorized, as well as the maximum amount per subscriber, if applicable, while the subscription period is open, if there is one;

b) To determine the place of the issue, which may be made through a subsidiary resident in Spain or in a territory of the European Union that is not a tax haven, the currency and the denomination, whether they be bonds, debentures or any other legally-recognized instruments;

c) To determine the subordination of the issue, if any, and the priority of the debt with respect to the rest of the company's obligations; and if so decided to incorporate warrants with the bonds;

d) To determine the number of securities, their face value and the type of issue which, in any case, shall at least be at par, i.e., at 100% of their face value;

e) To apply to redeem or repay the securities issued and to redeem them early;

f) To extend for the term it decides, the subscription period open to third parties or to reduce the amount of the issue to the amount subscribed at the end of that period;

g) To issue, up to the maximum amount agreed, the new shares necessary to cover the conversion of bonds, thereafter adapting Article 6 of the Company Bylaws concerning Share Capital;

h) To rectify, clarify and interpret, define or complement the resolutions adopted at the Shareholders' Meeting with regard to the notarial instruments or documents issued to implement those resolutions, and especially to rectify or correct any defects, omissions or errors, whether in substance or in form, which could prevent those resolutions and the consequences thereof from being recorded on the Companies Register, the official registers of the National Securities Exchange Commission or any others;

i) To draft and to publicize as deemed warranted, the corresponding bond issue prospectus or prospectuses;

j) As required by applicable law, to designate the person or persons who on behalf of the company shall assume responsibility for the content of the prospectus or prospectuses in each of the bond issues, when applicable;

k) To modify the relation of the exchange of bonds for shares in the event that before conversion and/or exchange there is a capital increase charged to reserves or a capital reduction due to losses;

l) To refrain from totally or partially using any of the powers granted in the present agreement adopted at the Annual Shareholders' meeting, as well as to refrain from effecting the agreed capital increase in any amount not absolutely necessary to cover the conversion of the issued convertible bonds into shares.

RESOLUTION NO. 9

Ninth.- Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Jesús de Polanco Gutierrez, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Miguel Satrústegui Gil- Delgado joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

ITEM 4

Madrid, a 17 de marzo de 2005

OTRAS COMUNICACIONES

PROMOTORA DE INFORMACIONES, S.A. adjunta los textos de los discursos del Presidente del Consejo de Administración y del Consejero Delegado, en la Junta General Ordinaria celebrada en el día de hoy.

Intervención del Presidente del Grupo PRISA

Junta General de Accionistas

Madrid, 17 de marzo de 2005

Señoras y señores accionistas,

Han transcurrido once meses desde que celebramos, en este mismo lugar, nuestra anterior Junta General. Seguimos, como entonces, conmocionados, como toda la sociedad española, por el terrible impacto de los atentados terroristas del 11 de marzo en Madrid, y volvemos a expresar nuestra solidaridad con las víctimas y a trasladar nuestro afecto a sus familiares y amigos.

Todavía hoy, un año después de los luctuosos sucesos, hay quien quiere imponer su torcida visión de aquellos dramáticos acontecimientos por encima de la memoria de las víctimas y del dolor de sus familias. Por encima, sobre todo, del respeto a la verdad y de los intereses y anhelos de la sociedad española, expresados democráticamente pocas fechas después de los terribles atentados.

Nuestros medios de comunicación, y de manera muy especial la cadena SER, escribieron una brillante página de rigor informativo, dedicación y servicio a la verdad. Por esa razón, por cumplir con su deber los profesionales que trabajan en EL PAÍS, en CNN+, en nuestra radio, y en tantas otras publicaciones o sistemas de comunicación de PRISA, han tenido que soportar denuestos y ofensas por parte de grupos y sectores que todavía no han sabido acoplar sus deseos a la realidad, y que se esfuerzan en deslegitimar, a cualquier precio, el proceso electoral y el buen hacer de nuestros periodistas.

A éstos quiero, desde aquí, expresarles mi reconocimiento y el de todo el Consejo de Administración por el excelente trabajo que a lo largo de estos meses han sabido desarrollar, nuestro respaldo a su meritoria labor y a su compromiso cívico. Ni las falsedades, por reiteradas, ni las provocaciones, por estridentes, deben apartarnos de nuestra responsabilidad para con lectores, oyentes y usuarios de nuestros medios.

2004 ha sido un año récord en la historia de PRISA. Record por sus resultados económicos y por las cifras de difusión de EL PAIS y de audiencia de la cadena SER.

A lo largo del año hemos trabajado especialmente en la mejora de nuestros negocios en desarrollo, en los que radican nuestras principales apuestas de futuro. Este es el reto que afrontamos cara a las nuevas etapas de crecimiento.

Con realismo, conscientes de que solo merece acometerse lo que puede hacerse bien, y con la idea muy clara de que hay que administrar eficientemente los recursos disponibles, PRISA se propone expandir sus actividades dentro y fuera de España, tanto en el sector audiovisual, como en el radiofónico –sobre todo en América Latina- y tratando de aumentar nuestra presencia en el creciente mercado hispano de los Estados Unidos.

En América Latina hemos confiado siempre y queremos ahora reforzar allí nuestra presencia como una opción estratégica, dado que es nuestro mercado natural. América es pródiga y generosa con quienes apuestan por ella, lo que hemos podido comprobar en múltiples ocasiones a lo largo de más de cuarenta años de presencia de SANTILLANA en aquel continente. Queremos que nuestras empresas americanas ganen en competitividad, e incrementen sus cuotas de mercado.

Por lo demás, trabajaremos por estar más presentes en territorios de moneda fuerte, que contribuyan a potenciar nuestra posición empresarial. Nuestra próxima presencia, con cerca de un quince por ciento del capital, en el grupo francés del diario Le Monde es buen ejemplo de ello, y otorga a nuestra compañía presencia y visibilidad en uno de los principales mercados europeos.

El Consejero Delegado explicará después las cifras de la compañía, que goza de una excelente salud, gracias al rigor en la gestión, a la mejora del mercado publicitario y al marco general de crecimiento de la economía. Todo ello ha hecho que PRISA cerrase el pasado ejercicio como el más sobresaliente de su historia.

El panorama audiovisual español ha iniciado un importante proceso de transformación, cuyo primer paso lo marca el proyecto de ley remitido por el Gobierno al Parlamento para el impulso de la Televisión Digital Terrenal, de la liberalización de la televisión por cable y fomento del pluralismo.

Dicho proyecto de ley fija, como uno de sus objetivos más relevantes, el adelanto del apagón analógico para el año 2010. Otro aspecto a mencionar es la eliminación del tope al número de licencias de televisión privada establecido en la ley de 1989, lo que hace prever nuevas concesiones de este género.

Sería un error pensar que puede producirse un cambio tecnológico de las dimensiones que implica la TDT sin contar con la realidad del mercado, los intereses de los espectadores y la contribución de los distintos sectores implicados: fabricantes de equipos, operadores y creadores de contenidos.

Ya se tiene sobrada experiencia del escaso recorrido que suelen obtener decisiones de este tipo cuando intentan imponerse por decreto. Para que el apagón analógico produzca los efectos deseados en el tiempo previsto es necesario un gigantesco esfuerzo de la industria que permita percibir a los consumidores la bondad de la nueva tecnología.

Por lo demás, en un país en el que la televisión, ya sea pública o privada, estatal, autonómica e incluso local, ocupa un lugar tan relevante en la sociedad, compete en primer término al gobierno, no solo como autor de la iniciativa legislativa, sino como gestor directo del medio, una responsabilidad muy específica en el ordenamiento del sector y en la definición del marco futuro.

Es preciso que este propicie la generación de más y mejores contenidos, junto a la fabricación y comercialización de los nuevos equipos a precios asequibles para los consumidores. De otro modo, los calendarios establecidos están condenados a sufrir sucesivos aplazamientos y lo que es peor, a perder toda credibilidad sobre las posibilidades reales de su cumplimiento.

Hemos apostado siempre por la innovación tecnológica. Fuimos los introductores en España de la televisión de pago, los primeros en colocar descodificadores en los hogares y, sobre todo, quienes comenzamos a emitir la señal digital, a través del satélite, hace ya más de ocho años. Contamos con probada experiencia en lo que se refiere a la identificación y exploración de nuevos mercados. Ofrecemos, por ello, nuestra colaboración para favorecer tan complejo y delicado proceso de transición tecnológica. Y desde aquí quiero comprometer todo nuestro esfuerzo y dedicación a la hora de ganar la carrera digital en el audiovisual y de impulsar la sociedad de la información en nuestro país.

El gobierno ha anunciado su intención de ampliar el número de canales de televisión analógica. Sogecable, empresa fundada y participada por PRISA, posee una licencia de este género desde hace más de quince años y la ha venido utilizando, fundamentalmente, para distribuir un servicio de televisión de pago. La solicitud presentada ahora por Sogecable para ampliar a veinticuatro horas diarias sus emisiones en abierto a través de la frecuencia analógica de la que ya es concesionaria, plantea nuevas perspectivas a su desarrollo y ofrece, a corto plazo, alternativas sumamente interesantes. Dichas perspectivas nada tienen que ver con el proyecto de ley antes mencionado, ni con la ampliación del número de licencias.

Sogecable es concesionaria, desde el inicio de la televisión privada en España, de uno de los tres sistemas existentes. Ahora se propone explotarlo, legítimamente, en régimen abierto durante las veinticuatro horas del día y no en el limitado tiempo en que viene haciéndolo. Estoy seguro de que el gobierno tendrá en cuenta el cambio de las

circunstancias del mercado y las muchas transformaciones sucedidas, en los últimos tres lustros, en este sector, a la hora de valorar positivamente la solicitud presentada. Ésta mejorará, por lo demás, las opciones de los consumidores, y potenciará la industria de la producción.

Permítanme en este punto que muestre mi sorpresa, antes que mi desagrado, por las reacciones de algunos colegas nuestros tras el anuncio de que se concederán nuevas licencias analógicas de televisión. Es muy lamentable la confusión que se ha generado cara a la opinión pública sugiriendo que esto tiene algo que ver con los deseos de Sogecable de emitir veinticuatro horas en abierto, cuando ya he dicho que son cuestiones independientes.

La manipulación informativa, llevada a cabo precisamente por representantes de empresas que se dedican a la comunicación social, pone de relieve la endeble salud del sector, aquejado de un intervencionismo político rampante que el actual gobierno ha prometido suprimir. No contestaré a las acusaciones gratuitas y falaces que se han vertido contra este grupo ni mucho menos a la campaña de descalificación personal que vengo sufriendo desde hace años por ser su presidente y principal accionista.

No encontrarán en nuestros medios expresiones injuriosas para los presidentes o propietarios de radios, televisiones y periódicos que permiten o promueven esos excesos en sus propias empresas a la hora de agredirnos. Mucho menos, amenazas como las que se han exhibido sonoramente, pretendiendo la intimidación y el chantaje.

Quiero reafirmar, una vez más, ante ustedes señores accionistas, y ante la opinión pública, mi fe en la competencia, mi rechazo a esas estúpidas guerras de medios que desprecian el servicio debido a los ciudadanos por rendirse ante embozados intereses particulares. No es la descalificación del otro, ni el levantamiento de obstáculos gratuitos o de impedimentos arbitrarios para el competidor lo que caracteriza una gestión profesional y transparente como la nuestra. Nunca nos verán en fotografía alguna que implique una protesta contra los colegas o un reclamo que dificulte su actuación.

Nuestra forma de competir es muy otra: creemos en el trabajo bien hecho; los éxitos ajenos nos congratulan y nos sirven de acicate y lección; y estamos por la máxima liberalización de los medios de comunicación social, en nuestro país y fuera de él. Sabemos que eso significa nuevos riesgos para nuestra tarea, pero nuevas oportunidades, también, para un mayor número de gentes

Es de esperar que la regulación anunciada para las televisiones locales aporte, igualmente, mayor estabilidad y seguridad jurídica a un sector hasta aquí excesivamente expuesto a los intervencionismos y a la

arbitrariedad. LOCALIA, hoy en fase de reestructuración, está en las mejores condiciones para afirmar su oferta como algo diferenciado, y adaptada a las necesidades del mercado de la publicidad local.

Señoras y señores accionistas: Han transcurrido cinco años de nuestra salida a Bolsa, y en este periodo PRISA ha demostrado su solidez, su capacidad de respuesta a situaciones cambiantes y la agilidad de reflejos precisa para conjugar adecuadamente sus decisiones con las demandas del mercado. Supimos aplicar en su momento medidas de ajuste que nos permiten ahora mirar con optimismo el futuro inmediato. Hacemos frente a esta nueva etapa con las disponibilidades financieras necesarias y con un equipo humano de primer orden, con capacidad contrastada para hacer frente a los nuevos desafíos.

Nuestro compromiso con ustedes continúa siendo el de la rentabilidad y la solvencia. Junto a la independencia editorial y la calidad en el desempeño de nuestra tarea, constituyen los pilares sobre los que se asienta la fortaleza y la salud de nuestro Grupo.

Por eso, a todos cuantos trabajan y colaboran con las empresas de PRISA quiero expresarles mi felicitación personal por los resultados obtenidos en 2004. Y a todos ustedes mi gratitud por la confianza con la que nos distinguen y nos honran.

Muchas gracias.

Tiene la palabra el Consejero Delegado.

Intervención de
Juan Luis Cebrián
Consejero Delegado del Grupo PRISA
Junta General de Accionistas

Madrid, 17 de marzo de 2005

Sólo son válidas las palabras pronunciadas

Señoras y señores accionistas, queridos amigos:

"Rastrea mi suerte". Don Espartafilardo del Bosque, duque de Nerbia, lucía dicho mote en la empresa de su escudo, antes de enfrentarse a las iras de don Quijote de la Mancha y de convertirse en borrego por arte de encantamiento. La lectura del Ingenioso Hidalgo se ha convertido este año, no solo en los países de habla española, casi en una costumbre a la moda, por mor del cuarto centenario de la publicación de la obra.

No podía sustraerme yo a semejante impulso, entre otras cosas dada la calidad artística, acompañada por un impresionante éxito de ventas, que ha significado la edición de la Asociación de Academias de la Lengua, llevada a cabo por Alfaguara. "Rastrea mi suerte" es, no obstante, un lema merecedor de mejor destino que el del lomo de un carnero, aun si éste es confundido con la imagen de un poderoso general. Y puesto que toda empresa, en el mejor y más antiguo significado de la palabra, exige un lema, bien podríamos decir que este es el eslogan apropiado para la nuestra. Al menos, y de forma coyuntural, en el día de su Asamblea General de Accionistas.

Estamos convocados aquí para aprobar las cuentas de PRISA correspondientes al ejercicio del año 2004. Las conforman cifras record, tanto en ingresos -1.426 millones de euros- como en resultado de explotación, o ebit, -190 millones de euros- o en el beneficio neto consolidado -103 millones de euros-. Por lo que es record también el importe del dividendo propuesto por el Consejo de Administración, que equivale a doce céntimos por acción (un aumento del veinte por ciento sobre el del ejercicio anterior).

Algunos se preguntarán qué tiene esto que ver con el emblema de don Espartafilardo, pero seguir el rastro y sucesión de los acontecimientos que han favorecido semejante bonanza es obligación primordial de los administradores de la compañía. Para aprender de los aciertos y errores del pasado, y ser

capaces de proyectar un futuro de crecimiento, en la senda de las palabras de nuestro presidente.

Si analizamos el desarrollo de PRISA desde su salida a los mercados financieros, hace casi cinco años, comprobaremos que dicho futuro se basa, fundamentalmente, en la gestión llevada a cabo por nuestros equipos humanos y en la capacidad para identificar y atender las demandas de nuestros lectores y usuarios. En este lustro, marcado, salvo en el último año, por el signo de la crisis, hemos tenido un crecimiento medio anualizado de los ingresos de un 6,5 por ciento -por encima del crecimiento del PIB en la mayoría de los países en que operamos; el ebitda creció un 7,3 y un 6,8 el resultado de explotación. Eso pone de relieve nuestra habilidad para mejorar los márgenes de las operaciones y la limitada dependencia de éstas del ciclo publicitario, pues las cifras mencionadas coinciden con un crecimiento medio de dicho sector de apenas el 1 por ciento en nuestro país.

Aunque la debilidad del dólar, y las devaluaciones de algunas monedas locales en América Latina, afectaron negativamente a nuestras cuentas, estas se vieron fortalecidas en 2004 por el crecimiento publicitario y por las reestructuraciones de costes que habíamos abordado en años precedentes. Durante el pasado ejercicio fusionamos nuestras compañías de impresión con las del grupo británico Polestar y nos desprendimos de nuestros principales activos discográficos. El comportamiento de la acción de PRISA en el mercado fue coherente con estas mejores perspectivas: se revalorizó en un 35,8 por ciento durante el año.

En la capacidad de gestión reside el mayor y más apreciado potencial de Prisa que ha permitido, una vez que se reactivó el mercado publicitario y se conjuró el signo de la crisis, ofrecer los resultados que hoy sometemos a su consideración. Los ingresos de la compañía subieron en todos sus renglones salvo en el denominado “otros” que incluye la menor actividad en el sector musical, una vez que vendimos los mas importantes derechos discográficos de Gran Via Musical al grupo Universal. La publicidad sigue teniendo un peso del 37 por ciento en el conjunto de la facturación, pese a hallarnos en periodo de

fuerte crecimiento, lo que pone de relieve el esfuerzo realizado en otras líneas de venta. Los crecimientos de ingresos publicitarios en las empresas del grupo indican que éste aumentó mucho más -por dicho concepto- que el conjunto del mercado. Ello se debe al liderazgo de nuestros medios. A resaltar, también, la composición por origen de esos ingresos, en los que la publicidad local comienza a ocupar un puesto significativo, cuestión extremadamente importante a la hora de orientar nuestro desarrollo en televisión.

Me gustaría destacar, de nuevo, los éxitos obtenidos por EL PAÍS y la SER, dos empresas fundamentales, no solo desde el punto de vista económico, sino también por la influencia y el significado social que han adquirido tanto en España como fuera de ella. Apenas un año después de la terrible masacre de las estaciones de tren en Madrid, todavía percibimos los ecos de la excelente y vibrante cobertura informativa llevada a cabo por los periodistas de nuestra radio y de nuestro diario líder. La SER jugó un papel crucial a la hora de informar a los ciudadanos frente a las mentiras del poder.

EL PAÍS batió su propia marca de difusión en 2004, con una circulación de 469.183 ejemplares diarios, y 812.476 los domingos. También lo hizo el diario deportivo AS, que alcanzó los 203.158 ejemplares de difusión media. Ambos mejoraron su cuota de mercado, en detrimento de nuestros principales competidores.

Sin duda, parte importante de este éxito se debe al impulso dado a las diversas promociones vendidas con los periódicos que, además de ayudar a aumentar la circulación de los mismos, se han convertido en una línea de negocio autónoma y próspera. El año pasado la facturación por promociones, en el conjunto del grupo, alcanzó los 114,1 millones de euros y el resultado de explotación de las mismas fue de 17,7 millones, con un margen sobre ingresos del 16 por ciento. Es preciso tener en cuenta que algunas de esas promociones tenían como objeto exclusivo potenciar la venta de los periódicos, por lo que se llevaron a cabo asumiendo de forma íntegra o parcial su coste. Hubo promociones que arrojaron márgenes positivos de explotación muy superiores al 20 por ciento.

El éxito y credibilidad obtenidos por la SER (cinco millones cuatrocientos ocho mil oyentes según el Estudio General de Medios) esperamos verlos reproducidos en nuestras operaciones radiofónicas en América. Acabamos de adquirir Radio Continental en Argentina, mientras tratamos de consolidar nuestra posición dentro de España, con la compra de Ona Catalana en Cataluña. Estas inversiones aspiran a conformar el grupo radiofónico más extenso de cuantos existen en el área del español. En el mismo sentido, estamos llevando a cabo un esfuerzo considerable en la prospección y acercamiento al mercado hispano de los Estados Unidos, convencidos de que esa es una pieza clave para nuestra expansión en dicho sector. Nuestra emisora en Miami ha aumentado sus índices de audiencia y rentabilidad; y estamos ahora inmersos en el desarrollo de la sindicación de programas y producciones para los diversos operadores norteamericanos, a la espera de poder obtener nuestras propias licencias.

Santillana se vio afectada por las diferencias de cambio en las monedas, pero siguió creciendo en los diversos mercados locales, y de manera muy significativa en España, pese a la incertidumbre creada por la transformación de anteriores planes educativos, tras la llegada al poder del nuevo gobierno. Amén de continuar con sus operaciones tradicionales, ha seguido invirtiendo tenazmente en el sector de la formación de adultos y en las nuevas actividades de Internet (Santillana en Red), así como en su expansión en el sector de las ediciones generales, donde cuenta con un Catálogo que incluye los principales, y más vendedores, autores del momento.

Tienen ustedes en la pantalla la composición del ebit del grupo, según las diferentes unidades de negocio, (.....) y también los márgenes de ebitda. Es previsible que la televisión local e Internet todavía sigan arrojando resultados negativos en este ejercicio, aunque de forma muy discreta en el caso de la red. Nuestro propósito es que, salvo en estas dos actividades, y nuestra inversión en Sogecable, el resto de las unidades de negocio resulten rentables en 2005.

En el terreno de las inversiones, hemos seguido realizando un esfuerzo excepcional, para mejorar nuestra posición en Sogecable, a lo que hemos dedicado 126 millones de euros en el último año, y donde poseemos ya el 23,7 por ciento de la compañía. Nuestro presidente les ha hablado de la oportunidad que significa el nuevo entorno legislativo de lo audiovisual en nuestro país. Ese marco regulatorio, llamado a ampliar el pluralismo y la competencia, favorecerá, a un tiempo, nuestros planes de futuro para la televisión de pago de Sogecable –compañía a la que esperamos ver operando un canal generalista durante este mismo ejercicio- y para Localia. Ambas televisiones responden a modelos diferentes y a diferentes demandas del mercado.

El sector audiovisual está cambiando aceleradamente, y lo ha de hacer mucho más en el futuro. Es un terreno de rápido crecimiento y es imposible no estar ahí si queremos seguir desarrollando nuestro grupo. Las actividades de emisión se verán completadas por un decidido impulso a la producción audiovisual desde nuestra compañía Plural, tanto en Estados Unidos como en España.
Contamos para todo ello, entre otras cosas, con una excelente posición financiera. Nuestra deuda neta es inferior a dos veces el ebitda, y mucho menor aún si descontáramos los bonos convertibles emitidos en 2003 y que se hallan garantizados por el cinco por ciento de autocartera que la compañía tiene en su haber.

De modo coherente con sus actividades en educación y medios de comunicación, PRISA ha realizado una fuerte apuesta por la cultura. La citada edición del Quijote de las Academias es un buen ejemplo de esta apuesta, y de los resultados que pueden obtenerse cuando se coordinan los diversos esfuerzos del grupo encaminados a un mismo fin. Cuatrocientos años después de ver la luz por vez primera la obra de Cervantes, y pese a las muchas ediciones que han aparecido este año, nuestro Quijote encabeza la lista de libros más vendidos, hasta el punto de que ha sobrepasado ya los setecientos mil ejemplares. Y eso, sin tener en cuenta las ventas institucionales a la República mexicana, que pueden exceder, por sí solas, el millón de copias. En este mismo año del Quijote, Sogecine, compañía filial de Sogecable, se ha

visto elevada al podio de los óscares cinematográficos gracias a la producción de la película de Amenábar, Mar Adentro. El mundo de la creación artística y cultural, el apoyo a los autores, la garantia de su independencia, forma parte inextricable de nuestra tarea, y de nuestro compromiso con el entorno social en el que trabajamos.

Por eso, nos interesa sobremanera la convergencia digital, que viene afectando de forma considerable a los sistemas de fabricación y distribución de productos informativos, culturales y educativos. Hemos centrado nuestros esfuerzos, a este respecto, en la empresa PRISACOM y el tiempo -muy poco tiempo, por lo demás- ha demostrado que nuestra estrategia en Internet era la acertada. Los suscriptores a EL PAIS.es superan ya los cuarenta y cinco mil y, durante este ejercicio, es de esperar que una mejora de la publicidad en la red, y el nuevo impulso a la gestión de la compañía, ayuden a mejorar significativamente sus cuentas.

Durante 2004 llevamos a cabo una reorganización interna no menor, con cambios al frente de nuestras divisiones de impresión, televisión local e internet, que incluyó, también, la creación de la Dirección Comercial del grupo. Esta asume responsabilidades sobre todas las operaciones de publicidad, promoción y mercadeo.

Nos esforzamos en la creación de una cultura corporativa que, garantizando la autonomía en la gestión de las empresas, promueva una eficiente cooperación entre ellas. Eso ayudará a la hora de implementar los proyectos que estamos abordando en este mismo año: una decidida apuesta por el sector audiovisual y una intensificación de nuestras inversiones en el extranjero. La inversión de 25 millones de euros para acudir a la ampliación de capital del diario Le Monde y su grupo se inscribe en esa estrategia. Le Monde fue un referente inexcusable para la vida política, económica y cultural española durante las décadas de los sesenta y setenta, y un espejo en el que nos miramos repetidas veces antes, durante y después de la fundación de EL PAÍS. Nos sentimos orgullosos por formar parte de un periódico de la singularidad de éste, reconocido

universalmente por su independencia editorial y la calidad de sus informaciones y análisis.

Señoras y señores accionistas: Operamos en comunicación y educación, en los espacios del español y del portugués. Asumimos el compromiso de conformar una institución que ocupe en el panorama educativo y mediático el lugar que le corresponde a estas áreas lingüísticas. Somos una empresa regida por los principios del beneficio y la rentabilidad, pero nos anima el carácter social de los servicios que prestamos y el compromiso con las poblaciones a las que nos dirigimos. Tenemos, por lo mismo, sólidas convicciones respecto a la manera de hacer y de comportarnos. Mucho nos obligan la credibilidad y el respeto de nuestros medios, ganados a pulso, en circunstancias nada cómodas. Los éxitos informativos alcanzados, el aprecio de nuestra contribución al mundo educativo, el liderazgo en nuestras actividades de televisión de pago, son consecuencia de aplicar unos principios profesionales y empresariales que han informado desde el comienzo nuestra actuación. Por eso, PRISA se ha convertido ya en una referencia internacional al respecto.

Hemos sido capaces de operar en toda clase de entornos hostiles. El nuevo tiempo político que se vive en nuestro país ha de servir para afianzar los valores de las sociedades democráticas, dejando atrás tentaciones intervencionistas de los poderes públicos. Es tiempo de demandar una regulación más transparente de las actividades en las que operamos en España, una clarificación del sector audiovisual y una planificación a largo plazo del educativo. También es necesario que, en muchos países, se flexibilicen las normas que suponen obstáculos, a veces desconsiderados, a la inversión extranjera en medios de comunicación.

Por lo demás, podemos mirar con optimismo el futuro. 2005 puede ser un nuevo año record para PRISA. Contamos para ello no solo con la evolución favorable de la economía en nuestro país, sino con ese marco regulatorio más estable y menos arbitrario que se promete desde el gobierno. El buen arranque de las operaciones durante el presente año, la evolución positiva y persistente del mercado publicitario, la aceptación de nuestras nuevas promociones y las

mayores ventas en educación y ediciones generales, hacen prever, a estas alturas del ejercicio, un nuevo crecimiento del ebit de dos dígitos para las cuentas del 2005, si no cambian las condiciones del mercado.

Rastrea mi suerte... y descubrirás mi destino, podríamos añadir. Es el que nos marca el significado de una empresa altamente identificada con las comunidades en las que opera, y dotada de unos equipos humanos capacitados, y con enorme dedicación a su tarea, a los que se debe la mayor parte del éxito. A ellos muy especialmente, lo mismo que a los accionistas de nuestra compañía y a los usuarios de nuestros medios, quiero agradecer su permanente apoyo y colaboración.

Muchas gracias

ITEM 5

Madrid, March 17, 2005

OTHER ANNOUNCEMENTS

With regard to the distribution and payment of dividends to the shareholders of Promotora de Informaciones, S.A., we are attaching the text of the announcement that will be published tomorrow, March 18, in EL PAIS and CINCO DIAS.

PROMOTORA DE INFORMACIONES, S.A.

This is to announce that at the General Shareholders Meeting of the company held on March 17, 2005, a resolution was passed to distribute a dividend to shareholders from the profits of the 2004 fiscal year in the following amount:

Gross per share	0,12 Euros
Withholding	0,018 Euros
Net per share	0,102 Euros

The dividend will be paid on March 22, 2005.

Given that the shares are represented as book entries, dividends will be paid through the entities participating in the system, in conformance with the procedures set forth by the Securities Registration, Clearance and Settlement Systems Company. Santander Investment Services, S.A. will act as payor.

Madrid, March 17, 2005

Miguel Satrustegui Gil Delgado
Secretary of the Board of Directors

ITEM 6

Madrid, March 17, 2005

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at the meeting of the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. held today the plan to deliver treasury shares in the company to executive directors and directors of Grupo Prisa was implemented, as extended at the Shareholders Meeting of April 15, 2004 (Resolution Eight). The total value of the shares granted amounts to 420,000 Euros, with a maximum of 12,000 Euros per person.

The shares will be delivered tomorrow, March 18, 2005. The unit value of the shares to be delivered is 15.69 Euros, based on the average value at the close of trading on the Continuous Market during the seven trading days immediately prior to delivery.

Pursuant to Article 21 of Royal Decree 377/1991 of March 15, the following itemized information is being provided:

	Delivery March 18, 2005			**Accumulated Balance With Previous Years**		
	Number of Shares	**% Share Capital**	**% Remuneration Package**	**Number of Shares**	**% Share Capital**	**% Remuneration Package**
Juan Luis Cebrián Echarri	764	0.0003	2.86	3,350	0.015	2.96
Emiliano Martinez Rodriguez	764	0.0003	2.86	2,608	0.0011	2.54
Ignacio Santillana del Barrio	764	0.0003	2.86	3,350	0.0015	2.96
Miguel Satrústegui Gil-Delgado	764	0.0003	2.86	3,350	0.0015	2.96